Form 10KSB, Exhibit 13
period 1995-12-31
UNITED PARK CITY MINES CO
filed 1996-04-11
CIK 101424

                                  EXHIBIT 13.1

                                     [ART]


                                      1995
                         ANNUAL REPORT TO STOCKHOLDERS

TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
BUSINESS AND PROPERTIES.......................................................................  2
  General.....................................................................................  2
  Real Estate.................................................................................  2
  Mine Maintenance............................................................................  3
  Mine Tour Attraction........................................................................  5
  Title To Properties.........................................................................  5
  Resort Agreements...........................................................................  6
  Employees...................................................................................  6
LEGAL PROCEEDINGS.............................................................................  7
  United States of America v. 106.79 Acres of Land, United Park City Mines Company, et al. ...  7
  Charles Frank Gillmor, et al. v. United Park City Mines Company, et al. ....................  7
  Steven Megur and Susan Megur v. United Park City Mines Company, et al. .....................  7
MARKET FOR UNITED PARK CITY MINES COMPANY'S STOCK.............................................  8
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...................................................................................  9
  Liquidity and Capital Resources.............................................................  9
    Real Estate Development...................................................................  9
    Water..................................................................................... 10
    Mine Maintenance.......................................................................... 10
    Mine Tour Attraction...................................................................... 11
    Resort Litigation......................................................................... 12
    Cash Flow................................................................................. 12
  Results of Operations....................................................................... 12
    1995 Compared with 1994................................................................... 12
    Outlook................................................................................... 13
  Impact of Recently Issued Accounting Standards.............................................. 13
LIST OF CONSOLIDATED FINANCIAL STATEMENTS..................................................... 14

            [LOGO OF UNITED PARK CITY MINES COMPANY APPEARS HERE]

                                                                 MARCH 26, 1996

To Our Stockholders:

  I am pleased to report on the continued progress of the Company. During 1995, the Company posted its first profitable year in over a decade. The net profit for 1995 was $773,276 or $0.28 per share as compared to the net loss of $702,392 or $0.26 per share for 1994.

  United Park City Mines Company and its subsidiary Blue Ledge Corporation continued to pursue their real estate development and entitlement strategies during 1995 and were successful on a number of fronts. 1995 saw the completion of Blue Ledge Corporation's Morning Star Estates subdivision and the development of Hidden Meadows subdivision. United Park City Mines Company continues to make progress in the approval process with Park City Municipal Corporation on the Flagstaff Mountain of Deer Valley project.

  By the fall of 1995, the Hidden Meadows subdivision improvements had been completed and two homes were under construction. Hidden Meadows subdivision is a 45 lot single-family development that was approved by Park City Municipal Corporation in 1995. As of this date, sales of twelve of the lots have been closed and another six lots are under sales contracts and expected to close in the near future. Blue Ledge Corporation is developing lots or homesites for sale to buyers interested in building homes on the lots.

  Flagstaff Mountain of Deer Valley is a master-planned expansion of the Deer Valley Ski Resort, where Deer Valley will develop and operate additional ski terrain, while United Park City Mines Company will develop and sell the real estate. The project is designed as a mix of single-family, multi-family, hotel, and commercial ski-in/ski-out, land uses on the mountain. It is believed that Flagstaff Mountain of Deer Valley will become a significant development project of the Company. The Company anticipates completing negotiations for approval of the project during 1996.

  Shareholders approved a reverse stock split of the Company's stock during 1995. This one for twenty reverse stock split was completed in the third quarter of 1995, and resulted in a reduction in the Company's outstanding stock to just in excess of 2.7 million shares.

  In December 1995, the Company's wholly owned subsidiary Park City Silver Mine Adventure, Inc. opened its mine tour attraction to the public. After a number of years of planning and over a year in construction and preparation, the "Silver Mine Adventure" has been very well received. The attraction combines a tour of a real mine, 1,500 feet underground, with an extensive group of historical exhibits that tell the story of Park City and its mining heritage. In addition to the exhibits above ground, the attraction includes theaters, a gift shop, food concession, and a special events facility. In the first 90 days of operation, the mine tour attraction has been visited by over 23,000 guests.

  In June of 1995, the International Olympic Committee announced that Utah was selected to be the Host for the 2002 Winter Olympic Games. Most of the skiing and alpine venues will occur within close proximity to Park City and some of the events will take place on the Company's property that is leased to the Park City and Deer Valley Resorts. This international exposure will only add to the growing tourist economy in Park City. The continued interest in Park City as a destination resort bodes well for the Company's long-term property values.

                                       Sincerely,

                                       [SIGNATURE OF HANK ROTHWELL APPEARS HERE]
                                       Hank Rothwell
                                       President and
                                       Chief Executive Officer


             P.O. Box 1450, Park City, Utah 84060, (801) 649-8011

                            BUSINESS AND PROPERTIES

GENERAL

  United Park City Mines Company ("United Park" or "Company") is a Delaware corporation formed in 1953. United Park's principal business is currently the lease, development, and sale of real property located in or near Park City, Utah.

  United Park acquired mining properties in the Park City area upon its formation in 1953. Prior to 1982, United Park's principal business was the mining of lead, zinc, silver, gold, and copper ores from these properties or the leasing of these properties to other mine operators. United Park now conducts no active mining operations and has no agreement to sell or lease its mining properties. The mining properties are maintained on a stand-by basis. The Company also performs mine and tunnel maintenance for other entities on a contract basis.

  During 1995, United Park completed construction of a mine tour attraction at its Ontario Mine facilities near Park City, Utah which opened to the public on December 15, 1995. The mine tour attraction is operated by the Company's wholly owned subsidiary Park City Silver Mine Adventure, Inc. and combines an underground mine tour with extensive historical exhibits that depict the mining heritage of the Park City area.

  United Park also leases land for skiing to the operators of the Park City Ski Area and the Deer Valley Ski Area.

REAL ESTATE

 United Park owns the surface estate to more than 9,000 acres of land. Of this land, United Park leases to ski resort operators its surface estate to approximately 5,300 acres for skiing. (See "Resort Agreements.") However, United Park has the right to sell certain portions of the leased properties, subject to the lessees' right of first refusal to purchase the properties. United Park believes that a substantial portion of its land, including land not subject to lease and land which may become unencumbered by the leases in the future, may be suitable for resort, residential, commercial, or industrial development.

  During 1992, Blue Ledge Corporation ("Blue Ledge"), a wholly owned subsidiary of the Company, received approvals for development of twelve single family estate lots ("Morning Star Estates") on approximately 175 acres of land located north of the Deer Valley Ski Area near Park City, Utah. Blue Ledge substantially completed the improvements for the Morning Star Estates subdivision during 1994 and repaid the financing obligations for the project in the first quarter of 1994. During 1993, Blue Ledge sold four of the twelve Morning Star Estates lots, and in 1994, sold another five of the twelve Morning Star Estates lots. Two lots were sold by Blue Ledge during 1995 and the remaining one lot was sold during the first quarter of 1996.

  In the third quarter of 1995, Blue Ledge also received approval for annexation and master plan of a proposed single family lot subdivision, Hidden Meadows, on approximately 258 acres of land adjacent to the Morning Star Estates subdivision. The Hidden Meadows subdivision is a 45 lot subdivision, and was substantially developed during 1995. During 1995, Blue Ledge sold eleven lots in the Hidden Meadows subdivision. Since December 31, 1995, Blue Ledge has sold one additional lot and has another 6 lots under contract to close in 1996.

  During 1991, the Company entered into a series of transactions involving water rights. As a result of these transactions, United Park has fully satisfied its future obligation to dedicate water rights to Park City Municipal Corporation ("Park City") as a direct or indirect condition of the annexation to or development in Park City of all of the real property currently owned by United Park. The Company also received a contract right for 400 acre feet per year of water for snow-making purposes.

  On November 6, 1992, United Park entered into a Settlement Agreement and Release ("Settlement Agreement") with Royal Street Land Company, Deer Valley Resort Company, Royal Street of Utah, Royal

Street Development Company (collectively "Deer Valley"), and Wells Fargo Bank, N.A. In the settlement, Deer Valley conveyed its interests in certain water rights, located in Wasatch and Summit Counties, Utah, to United Park, and United Park assigned its contract right with Park City for 400 acre feet per year of snow-making water to Deer Valley. The Settlement Agreement also provides United Park the opportunity to develop, without the encumbrance of the Deer Valley Ski Lease, certain parcels of land which are currently subject to the Deer Valley Ski Lease. The Settlement Agreement further provides Deer Valley the opportunity to acquire United Park's interest in the surface estate to the balance of the land within the Deer Valley Ski Lease. Both United Park's and Deer Valley's opportunities concerning these parcels of land currently under the Deer Valley Ski Lease are contingent upon master plan approval by Park City and acceptance of the master plan by United Park. During 1993, the Company actively worked on the design of a real estate development project on Flagstaff Mountain in Deer Valley. The Company requested annexation and master plan approval for the project during 1994. Park City is currently reviewing the Company's request for annexation and master plan approval and it is anticipated that Park City's review will be completed during 1996.

  Some of the factors that influence the development of the Company's real estate include competition, cooperative agreements with other parties, governmental approvals, master plans, engineering, installation of utility service, and financing. The Company also faces competition in its real estate development activities from developers that have completed and are currently marketing other development projects in the Park City area. The market for developed real estate in the Park City area is also subject to seasonal fluctuations, with most sales occurring during the ski season from December through March of each year. The Company believes that the quantity and variety of its real estate holdings, which may be suitable for resort, residential, industrial or commercial uses, gives the Company a competitive advantage and the ability to adapt to changing market conditions. During the past several years, the Company has occasionally sold small parcels of land outside of United Park's development areas, as opportunities were available.

  The real estate market in the Park City area has improved over the last several years. The International Olympic Committee ("IOC") chose the Salt Lake City metropolitan area, including Park City, to host the 2002 Winter Olympic Games. The Company believes that the national exposure of the Park City area during the 2002 Winter Olympic Games will favorably impact real estate values.

MINE MAINTENANCE

  United Park owns the mineral estate to more than 13,400 acres of land principally located near or in Park City, Utah, with the exception of 21 acres of patented mining claims located in Beaver County, Utah. United Park's total mining properties consist of more than 10,500 acres of patented (fee title) mining claims, together with an additional 2,726 acres of fee lands and 201 acres of unpatented mining claims. Portions of the surface estate of these properties have been sold; however, United Park has retained the surface estate to more than 9,000 acres, which was described under "Real Estate."

  The Company owns several underground mines, most of which are interconnected via underground tunnels and shafts. United Park's mining properties have not been operated since 1982, but are maintained on a stand-by basis. The Ontario Mine serves as United Park's primary facility for its maintenance activities; however, the Company also maintains facilities at several other locations. United Park has seven principal shafts and five adits suitable for drainage, ventilation, and transportation as well as numerous drifts, raises, underground workings, and facilities on the surface of its properties. The maintenance activities on a number of these shafts and adits are undertaken to provide that all types of equipment are in adequate condition, that underground transportation and ventilation systems are adequate, and that the Company is in compliance with its governmental permits and regulations.

  The costs associated with maintaining and holding the Company's mining properties include, but are not limited to, costs for water treatment and pumping, tunnel maintenance, security, equipment and building maintenance, utilities, fuel, payroll, insurance, property taxes, other taxes, and compliance with various governmental regulations.

  The Company, from time to time, performs tunnel maintenance and repair work for other entities on a contract basis. United Park performs work for Park City in the Judge Tunnel and the Spiro Tunnel. The Company anticipates further contract work in 1996.

  The water which is discharged from the Ontario Mine is subject to a Utah Pollutant Discharge Elimination System ("UPDES") permit issued by the Division of Water Quality, Utah Department of Environmental Quality, with oversight by the U. S. Environmental Protection Agency ("EPA"). This permit sets limitations on the concentrations of various metals allowed in the water before the water can be released into the environment. To comply with the UPDES permit, the Company must monitor the concentrations of various metals in the water flowing from the mine and treat the water before it is released. The Company maintains a water treatment facility at its Keetley plant for this purpose.

  United Park remains in compliance under its environmental and regulatory permits issued by various governmental agencies. A portion of United Park's mining property, known as "Richardson Flat Tailings," which the Company monitors under its UPDES permit, has been subject to testing and evaluation by the EPA under the National Contingency Plan pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). On June 24, 1988, by notice published in the Federal Register, the EPA proposed that the Richardson Flat Tailings site be added to the EPA's National Priorities List ("NPL"), the EPA's listing of national priority hazardous waste sites. United Park submitted written comments opposing the listing of the Richardson Flat Tailings site on a number of procedural and substantive grounds. In a final rule published February 11, 1991, in the Federal Register, and effective as of March 13, 1991, the EPA announced that the Richardson Flat Tailings site would not be listed on the NPL. The EPA withdrew the Richardson Flat Tailings site from the EPA's previous proposal for listing on the NPL because, based on information then available to the EPA, the site scored below the regulatory cut-off for listing.

  On February 7, 1992, by notice published in the Federal Register, the EPA again proposed that the Richardson Flat Tailings site be added to the NPL. In April 1992, the Company submitted written comments opposing the listing on a number of procedural and substantive grounds. As of this date, the EPA has neither responded to United Park's comments nor finalized its proposal to list the site on the NPL.

  The NPL has been established by the EPA under CERCLA to identify, inventory, and prioritize sites which warrant further investigation to assess the nature and extent of any public health and environmental risks associated with the site and to determine what remedial action, if any, may be appropriate.

  Inclusion of a site on the NPL does not establish that the EPA will necessarily require remedial action for the site. Listing on the NPL does not establish that any remedial action by the EPA or any private party is necessary nor does listing determine any liability for the cost of any remediation at the site. The EPA, United Park, and/or other potentially responsible parties may perform more detailed studies at the site to determine what response, if any, is necessary.

  Numerous mining properties throughout the United States owned by other entities are currently proposed for listing or are listed on the NPL. As a result of the EPA's evaluation of the Richardson Flat Tailings site, United Park may be advised to continue its current environmental monitoring and practices at the site under its UPDES permit, or the Company may be required to undertake additional stabilization or remediation activities on this portion of its mining property to comply with the standards for disposal of mining wastes under CERCLA. In 1983, United Park began a containment program, which is now substantially complete, to cover the Richardson Flat Tailings area with topsoil and seed the site for vegetation. Management is not now able to accurately predict whether the Richardson Flat Tailings site will be listed on the NPL and, if it is listed, whether further remedial actions will be required.

  United Park is unable to predict when, if ever, it will be economically feasible for United Park or another company to resume mining operations. The economic feasibility of resuming mining operations will depend upon, among other things, an increase in metals prices and the resolution of technical problems such as groundwater problems and certain milling applications. The Company cannot currently predict the metals prices which would allow for economic mining operations. If the Company or another operator resumes active mining operations on the properties, it would be necessary to update or acquire certain additional permits, licenses or approvals from the appropriate governmental agencies.

  The resumption of mining operations may also be hindered by the construction of the Jordanelle Dam and Reservoir in the Bonneville Unit of the Central Utah Project ("CUP"). The Jordanelle Reservoir will cover only minor portions of United Park's mining properties, but it could cause United Park's mines to be inundated by the impounded water seeping underground through existing faults and fissures. This underground seepage would exacerbate the current problems caused by groundwater in the mines, such as the necessity of pumping and treating all discharged waters and dewatering additional portions of the mines before mining operations could be resumed. The United States Department of Interior, Bureau of Reclamation ("BOR") began construction of the Jordanelle Dam in 1987 and began filling the Jordanelle Reservoir in 1993. The reservoir is scheduled to be filled in 1997. Since 1979, the Company has continually provided BOR and other government agencies with oral and written comments concerning the impact of the Jordanelle Dam on the Company's mining properties. The Company established a system to monitor water flows in its mines. This monitoring system is currently providing data which is being analyzed. The Company intends to continue to pursue the administrative and legal remedies currently available to it and such other appropriate remedies in the future as may be necessary to protect the Company's property rights.

  United Park's wholly owned subsidiary The Weber Coal Company ("Weber Coal") owns approximately 811 acres of fee land located east of Coalville, Utah. Historically, Weber Coal was a coal producer but the mines were plugged and abandoned in the 1950's. Pursuant to prior leases for oil and gas development, which have all now expired by their own terms, an oil and gas exploratory well was drilled on this land in 1979 to a depth of 17,954 feet. Although this well was later abandoned for lack of production, Weber Coal does not believe the oil and gas potential of these lands was adequately tested because of the substantial subsurface deviation of this wellbore from the targeted formation. Weber Coal does not currently have any plans for additional exploration or development of these oil and gas properties. Weber Coal has leased the surface of its properties for grazing and permits natural gas to be stored under the surface, but does not receive material revenue from these activities.

MINE TOUR ATTRACTION

  During the first quarter of 1995, the Company determined that a mine tour attraction developed in some of its mining facilities would be feasible and proceeded with an outside consultant to finalize the design and implement construction of the project. The mine tour attraction is located at the Ontario Mine and includes history and mining exhibits, multi-media presentations, computer interactive programs, dioramas, a theater, and pictorial displays, along with a gift shop and a food concession. The primary attraction is an underground tour of a part of the Company's Ontario Mine. As part of this attraction, guests descend 1,500 feet into the Ontario Mine, ride a specially designed mine train through mine tunnels, view mine equipment from several different eras, and observe a multi-media presentation. The mine tour attraction is operated by the Company's wholly owned subsidiary Park City Silver Mine Adventure, Inc. and has been well received by the public. The mine tour attraction was opened to the public on December 15, 1995.

TITLE TO PROPERTIES

  United Park has obtained certified abstracts of title on virtually all of its patented mining claims and fee lands. In general, these abstracts contain all recorded documents appearing in the chain of title to the particular property from the original notice of location or patent through the conveyance into United Park. With respect to fee properties acquired during the past 20 years, however, the seller has generally provided United Park a policy of title insurance. Although United Park has generally not obtained title opinions from independent legal counsel or policies of title insurance on its properties, management has satisfied itself as to title matters either by in-house reviews of abstracts by Company personnel or by purchasing policies of title insurance on selected properties on an "as sold" or "as needed" basis.

  United Park's unpatented, lode mining claims are generally located on small "open" areas between its patented mining claims. Under applicable law, United Park does not hold fee title to these unpatented claims, as is the case with its patented mining claims, but rather holds equitable and beneficial title to the mineral estate subject to the paramount title of the United States and to the requirements of maintaining the claims imposed by applicable federal and state laws and regulations. United Park maintains files for each of these unpatented, lode mining claims documenting its compliance with these requirements for the location and maintenance of the unpatented claims. The claim files have been reviewed by Company personnel for completeness and compliance, but no title opinions have been obtained on these properties from independent legal counsel. Policies of title insurance generally are not available for unpatented mining claims prior to the time a patent conveying fee title to the claim is issued by the United States.

  Although it has not conducted an examination of the public records affecting its properties and has not obtained title opinions or policies of title insurance covering all of its properties, United Park is not aware of any encumbrances, other than utility and access easements or rights of way, placed upon the properties by United Park or otherwise affecting the properties.

RESORT AGREEMENTS

  From 1963 to 1971, United Park operated a ski resort in Park City, Utah, on the surface of portions of its properties not used in connection with its mining operations. Effective January 1, 1971, United Park entered into certain interrelated agreements ("Resort Agreements") whereby United Park agreed to sell and lease its ski resort properties to Treasure Mountain Resort Company, which later changed its name to Greater Park City Company ("GPCC"). The Resort Agreements were amended in 1975 and were subject to litigation which commenced in 1986 and was settled on November 13, 1995.

  As part of the Resort Agreements, the Water Rights Purchase Agreement, dated January 1, 1971, as amended, provided for the sale of certain water rights by United Park to GPCC, and United Park perpetually reserved to itself, from some of the water rights which it sold to GPCC, the right to use the first 2,850 gallons of water per minute for mining, milling, and related purposes.

  In addition, United Park entered into three leases with GPCC. These leases have been amended from time to time. The leases, which together cover the surface of approximately 5,300 acres of land, permit the operation of ski lifts and ski runs on the leased land. The term of each lease has been extended to April 30, 2011 by notice to the Company. The lessees have the right to extend each lease for two additional periods of 20 years each. Certain portions of the Company's surface interest in the property subject to the leases may be sold by United Park subject to the lessee's right of first refusal. Under the extension provisions, the leases require the lessees to pay rent to United Park annually at the greater of $0.50 per acre per year or (a) 1.0% of the first $100,000 of gross lift revenue, plus 0.5% of gross lift revenue in excess of $100,000, annually through the fiscal year ending April, 2011; (b) 2.0% of the first $100,000 of gross lift revenue, plus 1.0% of gross lift revenue in excess of $100,000, annually for fiscal years 2012 through 2031; and (c) 3.0% of the first $100,000 of gross lift revenue, plus 1.5% of gross lift revenue in excess of $100,000, annually for fiscal years 2032 through 2051. The Deer Valley and Park City resort operators paid United Park for the 1993-94 ski season a total of $129,032, and for the 94-95 ski season, a total of $148,875.

EMPLOYEES

  United Park and its subsidiary Park City Silver Mine Adventure, Inc. employ a total of thirty-three full- time employees in their operations. United Park maintains a staff of nine full-time salaried employees in the Ontario #3 office. In addition, United Park maintains a staff of three full-time salaried employees and sixteen full-time hourly employees, each of whom is an experienced underground miner, for its mine maintenance operations. Park City Silver Mine Adventure, Inc. maintains a staff of five full-time employees and an average of thirty part-time leased employees.

                               LEGAL PROCEEDINGS

  As of March 26, 1996, United Park was a party to the following legal proceedings:

    UNITED STATES OF AMERICA V. 106.79 ACRES OF LAND, UNITED PARK CITY MINES COMPANY, ET AL.
    Civil No. 88-C-0231W, United States District Court for the District of
    Utah

  In March 1988, the United States of America filed a complaint in condemnation against United Park in order to take properties under power of eminent domain for the Jordanelle Dam and Reservoir and for relocation of highways in connection with the construction of the Jordanelle Dam and Reservoir. United Park has filed an answer to the complaint in condemnation in order to protect its rights and obtain just compensation. As a condition to the exercise of the power of eminent domain, the United States deposited $460,850 with the Registry of the court for the use and benefit of the landowner. Pursuant to a stipulation of the parties and order of the court, the deposited $460,850 and accrued interest was distributed to United Park; however, the stipulation and order provide that none of United Park's defenses raised in its answer are waived by its receipt of the deposited funds. When a final judgment is entered in this condemnation case, the final compensation awarded to United Park may be adjusted.

    CHARLES FRANK GILLMOR, ET AL. V. UNITED PARK CITY MINES COMPANY, ET AL. Civil No. 94-030-0087QT, Third Judicial District Court, Summit County, Utah

  In the third quarter of 1994, Charles Frank Gillmor and Nadine Gillmor ("Gillmors") filed a complaint in an action to quiet title against United Park, Blue Ledge, and others, as defendants, in which the Gillmors claimed an interest in a number of properties, including a prescriptive easement over, and title to, a portion of Lot 1 of the Morning Star Estates subdivision, a prescriptive easement over another parcel of property owned by Blue Ledge, and title by adverse possession to the surface estate of portions of property owned by Blue Ledge. After the death of Charles Frank Gillmor, Nadine Gillmor ("Gillmor") filed numerous amendments to the Gillmor complaint, and United Park and Blue Ledge responded to the amended complaint by filing an answer denying Gillmor's claims. Blue Ledge also filed a counterclaim against Gillmor for causes of action to: (1) quiet title in the name of Blue Ledge to the surface estate of those portions of the property to which Gillmor has filed a claim; (2) declare that Gillmor has no right, title or interest in or to any portion of the real property comprising the Morning Star Estates subdivision as recorded on the subdivision plat with Summit County, Utah; and (3) declare that Gillmor has no right to an easement across Lot 1 of the Morning Star Estates subdivision, Summit County, Utah.

  As of March 25, 1996, the court dismissed with prejudice Gillmor's claims to various easements and any ownership interest in the Morning Star Estates subdivision, and Blue Ledge's counterclaims against Gillmor regarding Gillmor's claim to an easement across, and ownership interest in, the Morning Star Estates subdivision. Therefore, Gillmor's sole remaining claim and Blue Ledge's sole remaining counterclaim in this lawsuit concern the ownership of the surface estate of certain portions of property.

    STEVEN MEGUR AND SUSAN MEGUR V. UNITED PARK CITY MINES COMPANY, BLUE LEDGE CORPORATION, ET AL.
    Civil No. 94-C-1026B, United States District Court for the District of
    Utah

  On October 26, 1994, Steven and Susan Megur ("Megurs") filed a complaint against United Park, Blue Ledge, Coleman Land Company, Inc., and others, as defendants, in which the Megurs claim United Park and Blue Ledge committed fraud against Megurs by reason of the prescriptive easement previously claimed by the Gillmors across Lot 1 of the Morning Star Estates subdivision. The Megurs also claim negligent misrepresentation against Coleman Land Company, Inc., the real estate listing agent for Blue Ledge in the Morning Star Estates subdivision, and against United Park and Blue Ledge, by reason of the prescriptive easement previously claimed by the Gillmors across Lot 1. Susan Megur purchased Lot 1 of the Morning Star Estates subdivision from Blue Ledge. The Megurs seek damages against all of the defendants in the amount of

$937,838 general damages and $3,000,000 punitive damages. In their answers, United Park, Blue Ledge and the Coleman Land Company, Inc. have denied the claims made by the Megurs. The case is set for trial in September, 1996. Based upon review of the facts to date, management and its legal counsel do not believe there is a significant likelihood of an unfavorable outcome to this litigation for United Park and Blue Ledge.

                        MARKET FOR UNITED PARK'S STOCK

  The common stock of United Park City Mines Company, $.01 par value, is traded on the New York Stock Exchange under the symbol "UPK." As of March 18, 1996, United Park had 2,700,250 outstanding shares of common stock held by approximately 1,120 stockholders of record. During the third quarter of 1995, United Park conducted a reverse stock split and, prior to conducting the reverse stock split, had 54,006,503 shares of common stock outstanding during the first two quarters of 1995 and all of 1994. The following table sets forth the high and low sales price for United Park's common stock during the last two years, as reported in the consolidated transaction reporting system and as adjusted for the reverse stock split.

                                                       1995            1994
                                                  --------------- --------------
                                                   HIGH     LOW    HIGH    LOW
                                                  ------- ------- ------- ------
     First Quarter............................... $ 7.500 $ 7.500 $10.000 $7.500
     Second Quarter.............................. $22.500 $ 7.500 $10.000 $7.500
     Third Quarter............................... $16.000 $11.260 $ 7.500 $7.500
     Fourth Quarter.............................. $14.500 $ 6.125 $ 7.500 $5.000

  Since its incorporation, United Park has not paid a dividend on its common stock and it does not expect to pay a dividend in the near future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

 Real Estate Development

  Blue Ledge developed approximately 175 acres of land located north of the Deer Valley Ski Area near Park City, Utah during 1993. This land was subdivided into twelve single family estate lots ("Morning Star Estates") and annexed into the city of Park City. During 1994, Blue Ledge sold five of the twelve lots within the Morning Star Estates subdivision and in 1995, sold an additional two lots within the subdivision. Four lots were sold in a previous year. The sales totaled $1,550,000 in 1995 and $2,030,000 in 1994. Selling expenses and commissions in 1995 totaled $129,170 and in 1994 totaled $136,739. Deferred development costs of $810,674 and $896,181 were allocated to lot sales in 1995 and 1994, respectively. Therefore, Blue Ledge recognized profit of $610,156 in 1995 and $997,080 in 1994. The majority of the cash generated from these sales was used to pay for subdivision improvements on this and other developments. At December 31, 1995, there were total deferred development costs of $209,206 remaining for Morning Star Estates subdivision. The remaining one lot was sold for $387,000 during February 1996.

  During 1995, Blue Ledge developed a 258 acre parcel of land adjacent to the Morning Star Estates subdivision. This project is known as Hidden Meadows and includes forty-five improved building lots. Blue Ledge sold eleven lots in the Hidden Meadows subdivision for $2,809,600 during 1995 and received deposits of $103,000 on contracts to purchase three additional lots. Selling expenses and commissions totaled $213,667. The estimated total cost of the Hidden Meadows subdivision is approximately $4,690,000, including land costs of $1,037,000, and of that figure, $1,231,768 was allocated to lot sales in 1995. Through December 31, 1995, substantially all such costs had been incurred and paid. The Company recognized profit from Hidden Meadows lot sales of $1,364,165 in 1995. Proceeds from these sales were used to pay for subdivision improvements, repay loans which financed the improvements and fund operations.

  In July 1995, Blue Ledge obtained financing from a local bank totaling $5,576,483, consisting of a development loan of $3,154,260 and two standby letters of credit totalling $2,422,223 for the Hidden Meadows project. The loan matures and is payable in full on July 13, 1996 and the letters of credit expire on January 1, 1997. $2,550,615 was drawn against the loan during 1995 and interest on the outstanding balance is paid monthly. The interest rate on the loan is 1 1/2 percent above the bank's prime lending rate (8 1/2% at December 31, 1995). Principal payments made by Blue Ledge from the proceeds from the lot sales totaled $2,251,700 leaving an unpaid principal balance of $298,915 on the loan at December 31, 1995. The loan is collateralized by the land and improvements of the Hidden Meadows subdivision. Blue Ledge is actively marketing the remaining thirty-one Hidden Meadows lots at prices ranging from $125,000 to $400,000 and expects to sell fifteen lots in 1996.

  Blue Ledge obtained an additional $1,000,000 loan from the same bank in December, 1995. At December 31, 1995, no funds had been drawn against this loan. Borrowings will bear interest at 1 1/2 percent over the bank's prime lending rate (8.5% at December 31, 1995) and will be collateralized by the remaining land and improvements of the Hidden Meadows development. This loan will be due December 1, 1996 and will be used to fund operations and developments as needed.

  Pursuant to the terms of an agreement dated November 6, 1992, between United Park and Royal Street Land Company, Deer Valley Resort Company, Royal Street of Utah, Royal Street Development Company (collectively "Deer Valley"), and Wells Fargo Bank, N.A., United Park has the opportunity to develop, without the encumbrance of the Deer Valley Ski Lease, certain parcels of land which are currently subject to the Deer Valley Ski Lease. The agreement further provides Deer Valley the opportunity to acquire United Park's interest in the surface estate to the balance of the land within the Deer Valley Ski Lease. Both United Park's and Deer Valley's opportunities concerning these parcels of land currently under the Deer Valley Ski Lease are contingent upon master plan approval by Park City and acceptance of the master plan by United Park.

  If Park City does not approve the master plan or if the Company does not accept the master plan, the land within the Deer Valley Ski Lease will remain encumbered by the Deer Valley Ski Lease. If master plan approval is obtained and accepted, the Deer Valley Ski Lease will be terminated. The Company could then proceed to develop those certain parcels of land which were formerly encumbered by the Deer Valley Ski Lease and would convey the balance of the surface estate of the land formerly encumbered by the Deer Valley Ski Lease to Deer Valley. With the appropriate approvals, the positive impact upon the Company's real estate development could be substantial.

  The Company has also examined several of its other real estate parcels and believes that economic real estate development potential exists on these properties, if the necessary agreements and approvals are obtained. The Company will continue to pursue development of these properties as the opportunities arise.

  While the Board of Directors is of the opinion that the current value of the Company's real property is in excess of its book value, the Board of Directors believes that by holding the property for future sale or development, the property's value will increase as the real estate market continues to improve in the Park City area and funds are more readily available to finance real estate development. Management believes that the recorded costs associated with land and real estate on the balance sheet will be recoverable through the sale and development of the related properties.

 Water

  Prior to 1974, the Company was involved in extensive litigation with Salt Lake City Municipal Corporation regarding ownership of the water rights to certain water emanating from the Spiro Tunnel, a tunnel in the Park City area which is owned by the Company. Under a settlement agreement dated March 20, 1974, the Company received, among other things, a right of first refusal to purchase surplus water from Salt Lake City Municipal Corporation's water right in the Spiro Tunnel. On December 6, 1991, United Park exercised its right of first refusal to purchase 1,000 acre-feet of surplus water from Salt Lake City Municipal Corporation's water right in the Spiro Tunnel on the same terms and conditions as such surplus water was offered by Salt Lake City Municipal Corporation to Park City in an October 8, 1991 Water Supply Agreement.

  In an agreement dated January 23, 1992, United Park assigned its right of first refusal as to the October 8, 1991 Water Supply Agreement to Park City. United Park also agreed that in the event it acquires rights in water of the Spiro Tunnel now owned by Salt Lake City Municipal Corporation, Park City shall have the first right to acquire those rights under terms and conditions specified in the agreement. In the agreement, Park City accepted these rights from United Park as full satisfaction of United Park's obligation to dedicate water rights to Park City as a direct or indirect condition of the annexation to or development in Park City of all of the real property currently owned by United Park. The Company believes that the elimination of the obligation to dedicate water rights to Park City as a condition for development of the Company's land in Park City has enhanced the Company's ability to proceed with development of its real estate.

  In the second quarter of 1995, the Company finalized a settlement with a third party regarding shared costs for tunnel maintenance work which the Company had performed. The Company received water rights with a market value of at least $400,000 which the Company will utilize in future operations, and $350,000 in cash which the Company has used in its operations. The water rights are reflected on the Company's Consolidated Balance Sheet as "Water rights." The total settlement amount of $750,000 was recorded as "Other" revenue on the Company's Consolidated Statement of Operations.

 Mine Maintenance

  In 1991, the Company entered into an agreement with Park City to perform tunnel maintenance work in the Spiro Tunnel and the Judge Tunnel, tunnels which supply some of Park City's culinary water. This contract provided revenue of $116,862 during 1995 and $113,101 during 1994. Additional work will be performed in the tunnels during 1996. The work involves reinforcement of the tunnels to avoid possible cave-ins which may restrict the flow of water.

  The Company incurs direct costs associated with maintaining and holding the Company's mining properties. These costs include, but are not limited to, costs for water treatment and pumping, tunnel maintenance, security, equipment and building maintenance, utilities, fuel, payroll, insurance, property taxes, other taxes, and compliance with various regulations. Due to intensified efforts in its tunnel maintenance activities, the Company expended $1,030,289 in its mine maintenance activities during 1995 and $1,144,401 during 1994.

  On February 7, 1992, the United States Environmental Protection Agency ("EPA") again proposed the listing of the Richardson Flat Tailings site, a portion of which is owned by United Park, for the National Priorities List ("NPL"). See "Business and Properties--Mine Maintenance" for a complete description of the proposed listing. This site was previously proposed for the NPL on June 24, 1988, and the site was dropped from consideration for the NPL on February 11, 1991, in response to the comments submitted by United Park. In April 1992, the Company submitted written comments opposing the EPA's listing on a number of substantive and procedural grounds. The EPA has neither responded to United Park's comments nor finalized its proposal to list the site. Inclusion of a site on the NPL does not establish that the EPA will necessarily require remedial action for the site. Listing on the NPL does not establish that any remedial action by the EPA or any private party is necessary nor does listing determine any liability for the cost of any remediation at the site. Based upon the facts and information available, management and its legal counsel believe the possibility of a material liability to the Company resulting from this proposed listing is remote. The EPA, United Park, and/or other potentially responsible parties may perform more detailed studies at the site to determine what remediation, if any, is necessary. Management is not now able to predict whether the Richardson Flat Tailings site will be listed on the NPL and, if it is listed, whether additional studies at the site will be necessary and, if those additional studies are performed, whether remedial actions will be required. Should substantial remediation be required at the site and should United Park be designated a potentially responsible party and it is determined that United Park is a responsible party liable for remediation, those costs could be substantial to the Company.

  As United Park currently conducts its mine maintenance operations and under current reclamation statutes and regulations, United Park is not liable for reclamation costs associated with its mining properties. However, if United Park ever elects to cease its mine maintenance operations, the Company may choose to permanently restrict access to its mines. If management chooses to perform certain elective reclamation of its surface areas disturbed by past mining operations, management believes that such reclamation and access restriction costs would be minimal.

  The Company established a system of monitoring water flows in the Company's mines to gather data on water flows before the Jordanelle Reservoir began to fill, while the reservoir is filling, and after the Jordanelle Reservoir is completely filled. See "Business and Properties--Mine Maintenance" for a complete discussion of the Jordanelle Dam project. The Company believes that its mines may be inundated by the impounded water in the Jordanelle Reservoir seeping underground through existing faults and fissures. This underground seepage may necessitate additional pumping and water treatment costs. The potential flooding of the mines may also impact the economic feasibility of future mining operation or activities. The Company intends to pursue the administrative and legal remedies available to it and such other remedies as may be necessary to protect its property rights.

 Mine Tour Attraction

  The Company finalized the design and completed construction of the mine tour attraction during 1995. The mine tour attraction, known as Park City Silver Mine Adventure, is located at the Ontario Mine and operated by the Company's wholly owned subsidiary Park City Silver Mine Adventure, Inc. The project included the remodeling and renovation of more than 30,000 square feet of building space above ground and the construction in that building of history and mining exhibits, multi-media presentations, computer interactive programs, dioramas, a theater, and pictorial displays, along with a gift shop and a food concession. The project also included construction underground which consisted of rehabilitation of shafts and tunnels along with the constuction of specially designed cages, a mine train, exhibits and a multi-media presentation. The Company capitalized a total of $4,402,901 in connection with the development and construction of the mine tour attraction.

 Resort Litigation

  On November 13, 1995, a Stipulation and Motion for Dismissal With Prejudice was entered into in order to obtain an Order dismissing all remaining claims in United Park City Mines Company v. Greater Park City Company, et al., Civil No. C86-3347, Third Judicial District Court, Salt Lake County, Utah. An Order of Dismissal With Prejudice disposing of all remaining claims was signed by the Court and also filed on November 13, 1995, thereby finally terminating all of the remaining aspects of this litigation. Consequently, the Company does not anticipate legal fees in connection with this litigation during 1996.

 Cash Flow

  The Company's Consolidated Statement of Cash Flows shows net cash used by operating activities of $385,918 during 1995. In 1995, the Company used existing cash balances and some of the proceeds from the sale of lots to fund its operations.

  The Company's Consolidated Statement of Cash Flows indicates net cash used by operating activities of $702,160 during 1994. In 1994, the Company used existing cash balances and some of the proceeds from a rights offering to fund its operations.

  The Company's cash position decreased by $3,072,870 during 1995. The Company used funds from its cash balances to fund the development and construction of its mine tour attraction and also used lot sales and loans to finance development of its real estate projects. Of the total loan proceeds of $2,550,615, all but $298,915 was repaid during 1995 using proceeds from lot sales. The Company spent $2,702,520 on real estate development and $2,985,867 on capital expenditures in 1995 and does not expect similar levels of capital activity in 1996 because Hidden Meadows is fully developed and no other projects have yet been approved.

RESULTS OF OPERATIONS

 1995 Compared with 1994

  Revenue in 1995 totaled $5,638,562, an increase of 97% over 1994 revenues. The increase in revenues is primarily the result of increased lot sales in Blue Ledge's real estate development projects, Hidden Meadows and Morning Star Estates, and the settlement with a third party regarding shared costs for tunnel maintenance work which United Park had performed.

  During 1994, Blue Ledge sold five of the twelve Morning Star Estates lots and in 1995, sold another two of the twelve Morning Star Estates lots. Blue Ledge recognized a profit of $997,080 or 49% on gross sales of $2,030,000 in 1994 and recognized a profit of $610,156 or 39% on gross sales of $1,550,000, in 1995. The lower gross profit percentage in 1995 is the result of increased costs associated with holding the lots. These sales accounted for 71% of the Company's total revenue during 1994 and 27% of the Company's total revenue during 1995.

  Blue Ledge sold eleven lots in the Hidden Meadows subdivision and recognized a profit of $1,364,165 or 49% on gross sales of $2,809,600 during 1995. These sales accounted for 50% of the Company's total revenue for 1995. Blue Ledge did not sell any Hidden Meadows lots in 1994.

  The Company experienced a net loss of $702,392 for 1994 and a net income of $773,276 for 1995. The net income is primarily the result of increased lot sales, a settlement with a third party regarding shared costs for tunnel maintenance work which United Park had performed and the effect of recognition of the net change in the valuation allowance regarding the recognition of the expected utilization of net operating loss carryforwards.

  During December 1995, Park City Silver Mine Adventure, Inc. received $81,029 in revenues and experienced $231,219 in operating expenditures. These revenues were for only fifteen days of operations and the expenses reflect some one-time/non-recurring marketing costs not anticipated to continue.

  The Company sold one parcel of land outside of its development areas during 1994 for a total of $400,000. Land cost of $86,200 was allocated to this sale based upon the relative fair value of this parcel in relation to all other lands owned by the Company. Other costs of $6,813 were incurred for this sale. No such sale was transacted during 1995.

  General and administrative expense increased 25% during 1995 when compared with 1994. The increase is primarily due to costs associated with increased staff and wages for various projects, costs associated with operating the Company's corporate offices in Park City, Utah and increased insurance costs primarily related to the mine tour attraction.

  The Company experienced an increase of 62% in legal fees for the Resort Litigation in 1995 in order to respond to the Counterclaim and Motion for Sanctions filed by GPCC, and to file an Amended Complaint and a Stipulation and Motion for Dismissal With Prejudice in order to finally dispose of all of the remaining aspects of this litigation.

 Outlook

  The Company believes that its existing capital resources and cash flows from operations are sufficient to meet its anticipated capital and operating requirments for 1996.

  The Company expects that its wholly owned subsidiary Park City Silver Mine Adventure, Inc. will cover the direct costs of its operations in 1996 and add to the Company's cash flows in the future.

  The Company believes that it will continue to incur development costs in gaining approval for its Flagstaff Mountain of Deer Valley project and expects to continue funding those costs through its cash flows. As development opportunities with other parcels of the Company's real estate arise, the Company intends to pursue those opportunities and will fund such development through its cash flows and borrowings.

  Blue Ledge anticipates completing fifteen sales of building lots in the Hidden Meadows subdivision during 1996. As the development of the subdivision is substantially complete, Blue Ledge does not expect to incur substantial additional costs with this development. During the first quarter of 1996, Blue Ledge has an additional three lots under contract to sell and expects to close those lots in the near future.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  During 1995, the Company completed the construction of the mine tour attraction at a total cost of $4.4 million, which utilizes portions of the existing mine shaft, buildings and equipment. With the establishment of this mine tour attraction in 1995, the Company assesses recoverability of the remaining net book value of mine related assets based principally on the future net tour attraction revenues. Based on the Company's assessment of anticipated net revenues from the mine tour attraction, there does not appear to be any impairment of the mine and mine tour attraction net assets. Additionally, the Company expects the future net revenues from real estate sales to be in excess of the net carrying amount of land and land development costs. Therefore, the Company does not anticipate a material impact to the Company's financial statements when Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" is adopted effective January 1, 1996.

                   LIST OF CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-1
Consolidated Financial Statements:
  Consolidated Balance Sheet, December 31, 1995........................... F-2
  Consolidated Statements of Operations for the years ended December 31,
   1995 and 1994.......................................................... F-4
  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995 and 1994....................................... F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995 and 1994.......................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of United Park City Mines Company:

  We have audited the consolidated financial statements of United Park City Mines Company and Subsidiaries, as listed on the index on page 14 of this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Park City Mines Company and Subsidiaries as of December 31, 1995 and the consolidated results of their operations and their cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

Salt Lake City, Utah
March 11, 1996

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     ASSETS

Cash and cash equivalents.......................................... $   373,723
Accounts receivable................................................      45,654
Prepaid expenses...................................................     192,572
Inventories........................................................     134,449
Deferred income taxes..............................................     475,202
Other..............................................................      23,757
                                                                    -----------
                                                                      1,245,357
                                                                    -----------
Real estate:
  Morning Star Estates development.................................     209,206
  Hidden Meadows development.......................................   2,766,567
  Deferred development costs--other................................     716,894
                                                                    -----------
                                                                      3,692,667
                                                                    -----------
Property and equipment:
  Mine shaft, buildings, and equipment.............................   4,193,616
  Mine tour attraction.............................................   4,402,901
  Construction-in-progress.........................................      45,870
  Resort facilities................................................      58,077
  Less accumulated depreciation....................................  (3,547,722)
                                                                    -----------
                                                                      5,152,742
Land less accumulated depletion of $1,062,190......................   7,656,647
Water rights.......................................................     400,000
                                                                    -----------
                                                                     13,209,389
                                                                    -----------
    Total assets................................................... $18,147,413
                                                                    ===========



                                 --continued--

   The accompanying notes are an integral part of the consolidated financial statements.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable.................................................... $1,488,566
Accrued liabilities.................................................    183,131
Deferred revenue....................................................    103,000
Bank notes payable..................................................    298,915
                                                                     ----------
  Total liabilities.................................................  2,073,612
                                                                     ----------
Commitments and contingencies (Notes 7 and 8)

Stockholders' equity:
  Common stock, $.01 par value:
   Authorized: 3,750,000 shares
   Issued: 2,701,544 shares........................................      27,015
  Capital in excess of par value...................................  31,126,187
  Accumulated deficit.............................................. (14,895,617)
                                                                    -----------
                                                                     16,257,585
  Less cost of treasury stock: 1,294 shares........................    (183,784)
                                                                    -----------
  Total stockholders' equity.......................................  16,073,801
                                                                    -----------
    Total liabilities and stockholders' equity..................... $18,147,413
                                                                    ===========


   The accompanying notes are an integral part of the consolidated financial statements.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                            1995       1994
                                                         ---------- ----------
Revenues:
  Lot sales-Morning Star Estates........................ $1,550,000 $2,030,000
  Lot sales-Hidden Meadows..............................  2,809,600
  Land sales............................................               400,000
  Mine tour attraction..................................     81,029
  Interest..............................................    139,871    170,977
  Royalties and rentals.................................    186,984    139,098
  Contract services.....................................    116,862    113,101
  Other.................................................    754,216      7,172
                                                         ---------- ----------
                                                          5,638,562  2,860,348
                                                         ---------- ----------
Expenses:
  Cost of lot sales and selling expense-Morning Star
   Estates..............................................    939,844  1,032,920
  Cost of lot sales and selling expense-Hidden Meadows..  1,445,435
  Cost of land sales....................................                93,013
  Mine tour attraction..................................    231,219
  General and administrative costs......................  1,149,825    917,617
  Litigation costs......................................    217,034    129,715
  Mine maintenance and administrative costs.............  1,030,289  1,144,401
  Contract services costs...............................    100,169     94,968
  Depreciation..........................................    219,477    162,356
  Interest..............................................                   491
                                                         ---------- ----------
                                                          5,333,292  3,575,481
                                                         ---------- ----------
    Income (loss) from operations.......................    305,270   (715,133)
Gain on sale of assets..................................                12,741
                                                         ---------- ----------
    Net income (loss) before income taxes...............    305,270   (702,392)
                                                         ========== ==========
    Income tax benefit..................................    468,006
                                                         ========== ==========
    Net income (loss)................................... $  773,276 $ (702,392)
                                                         ========== ==========
Net income (loss) per share............................. $     0.28 $    (0.26)
                                                         ========== ==========
Weighted average number of shares outstanding...........  2,715,565  2,701,544
                                                         ========== ==========

   The accompanying notes are an integral part of the consolidated financial statements.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
                           DECEMBER 31, 1995 AND 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           COMMON STOCK    CAPITAL IN     TOTAL       TREASURY STOCK       TOTAL
                         -----------------  EXCESS OF  ACCUMULATED   ----------------  STOCKHOLDERS'
      DESCRIPTION         SHARES   AMOUNT   PAR VALUE    DEFICIT     SHARES  AMOUNT       EQUITY
      -----------        --------- ------- ----------- ------------  ------ ---------  -------------
Balance at December 31,
 1993................... 2,701,544 $27,015 $31,126,187 $(14,966,501) 1,294   (183,784)  $16,002,917
Net loss................                                   (702,392)                       (702,392)
                         --------- ------- ----------- ------------  -----  ---------   -----------
Balance at December 31,
 1994................... 2,701,544  27,015  31,126,187  (15,668,893) 1,294   (183,784)   15,300,525
Net income..............                                    773,276                         773,276
                         --------- ------- ----------- ------------  -----  ---------   -----------
Balance at December 31,
 1995................... 2,701,544 $27,015 $31,126,187 $(14,895,617) 1,294  $(183,784)  $16,073,801
                         ========= ======= =========== ============  =====  =========   ===========



   The accompanying notes are an integral part of the consolidated financial statements.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                          1995         1994
                                                       -----------  ----------
Cash flows from operating activities:
  Net income (loss)................................... $   773,276  $ (702,392)
                                                       -----------  ----------
  Adjustments to reconcile net income (loss) to net
   cash used by operating activities:
   Depreciation.......................................     219,477     162,356
   Gain on sale of asset..............................                 (12,741)
   Deferred income taxes..............................    (475,202)
   Water rights received..............................    (400,000)
   Increase (decrease) from changes in:
    Restricted cash...................................     132,267    (132,267)
    Accounts receivable...............................      (5,477)     54,362
    Prepaid expenses, inventory and other assets......    (209,862)     (1,170)
    Morning Star Estates cost of sales................     810,674     896,181
    Morning Star Estates development costs............     (32,476)   (230,175)
    Hidden Meadows cost of sales......................   1,231,768
    Hidden Meadows development costs..................  (2,268,307)
    Deferred development costs--other.................    (401,737)   (735,704)
    Cost of land sales................................                  86,200
    Accounts payable, retentions payable and accrued
     liabilities......................................     136,681     (86,810)
    Deferred income...................................     103,000
                                                       -----------  ----------
     Total adjustments................................  (1,159,194)        232
                                                       -----------  ----------
     Net cash used in operating activities............    (385,918)   (702,160)
                                                       -----------  ----------
Cash flows from investing activities:
  Proceeds from sale of assets........................                  18,068
  Capital expenditures................................  (2,985,867)   (266,647)
                                                       -----------  ----------
   Net cash used in investing activities..............  (2,985,867)   (248,579)
                                                       -----------  ----------
Cash flows from financing activities:
  Proceeds from bank note payable.....................   2,550,615
  Principal payments on bank note payable.............  (2,251,700)    (33,037)
                                                       -----------  ----------
   Net cash provided (used) by financing activities...     298,915     (33,037)
                                                       -----------  ----------
Net decrease in cash and cash equivalents.............  (3,072,870)   (983,776)
Cash and cash equivalents-beginning of period.........   3,446,593   4,430,369
                                                       -----------  ----------
Cash and cash equivalents-end of period............... $   373,723  $3,446,593
                                                       ===========  ==========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the periods presented for: interest
   (net of $28,928 and $0.00 capitalized).............              $      491
                                                       ===========  ==========
Supplemental Disclosure of Non-Cash Financing and
 Investing Activities:

  During 1995, the Company reclassified $1,037,000 of land costs into the Hidden Meadows development.

  Accounts payable at December 31, 1995 included approximately $1,219,921 related to capital asset purchases.

   The accompanying notes are an integral part of the consolidated financial statements.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

1. Significant Accounting Policies:

  A. Principles of Consolidation

  The consolidated financial statements include the accounts of United Park City Mines Company (the "Company") and its wholly-owned subsidiaries.

  The Company's current principal business is the development, sale, and lease of real estate located near Park City, Utah. The Company has historically been engaged in mining in Park City and is currently maintaining its mining properties in an inactive status. In addition, the Company operates a mine tour attraction near Park City which was opened in 1995.

  The Company believes that cash flows from the sale of lots in the Hidden Meadows subdivision will be sufficient to fund its on-going operations in 1996.

  B. Cash Equivalents

  The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are deposited with one financial institution located in Salt Lake City, Utah.

  C. Income Taxes

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred income taxes are provided for the difference between the financial statement and tax bases of assets and liabilities using applicable future tax rates. Investment tax credits are accounted for on the flow-through method.

  D. Property and Equipment

  Property and equipment is recorded at cost. The investment in mines and mining claims has been reduced by the gain on the 1971 sale of surface rights used for resort operations. Management believes that the recorded costs associated with land on the balance sheet will be recoverable through the sale and development of the real estate.

  Depreciation for assets purchased prior to 1983 has been computed over estimated remaining useful lives of 10 years for mine equipment and buildings, and 25 years for the mine shaft using the straight-line method of depreciation.

  Depreciation for assets purchased after 1982 has been computed on the straight-line method of depreciation over the following useful lives:

        Automobiles, equipment and furniture.........................  3-5 years
        Real property and related improvements.......................   15 years
        Mine tour attraction......................................... 5-20 years

  Upon the sale or retirement of property and equipment, any gain or loss on disposition is reflected in the statement of operations and the related asset cost and accumulated depreciation are removed from the respective accounts.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

1. Significant Accounting Policies, continued:

  The units-of-production method of depletion has been adopted based on estimates of ultimate ore reserves and mine production. However, the provision in any one year is limited by the royalty income received.

  E. Mine Maintenance and Administrative Expenses

  All costs pertaining to the maintenance and administration of the mine are expensed as incurred.

  F. Inventories

  Material and supplies inventory for mine maintenance, and gift shop and concessions inventory for the mine tour attraction are stated at the lower of cost (first-in, first-out) or market.

  G. Real Estate

  All direct and indirect costs relating to the Company's real estate projects are capitalized as incurred.

  Revenue from the sale of real estate is recognized at the time title is conveyed to the buyer, minimum down payment requirements are met, the terms of any notes received satisfy continuing payment requirements, and there are no requirements for continuing involvement by the Company with the property. When it is determined that the earnings process is not complete, income is deferred using the installment, cost recovery or deposit methods of accounting, as appropriate.

  Expenditures relating to the future development of real estate held by the Company are deferred and shown as an asset on the balance sheet as they are expected to be recoverable through future sales. The Company allocates capitalized real estate development costs on a specific identification basis. Common costs and amenities are allocated on a relative fair value basis. If necessary, a valuation allowance is recorded to reflect an impairment in the carrying value of deferred real estate development costs or land that is held for sale, lease or development.

  Management believes that the recorded costs associated with land and real estate on the balance sheet will be recoverable through the sale and development of the real estate.

  The Company reports cash held to insure that subdivision utilities properly function during the first year as restricted cash. Such cash is released to the Company when the utilities are accepted by the municipality.

  H. Income (Loss) Per Share

  Income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding for each period. Common stock equivalents consist of common stock options. Common equivalent shares are excluded from the computation when their effect is anti-dilutive. Primary and fully diluted income (losses) per share are the same.

  I. Reclassifications

  Certain amounts from 1994 have been reclassified to conform to the current year's presentation. These reclassifications had no effect on net loss, total assets, total liabilities or stockholders' equity.


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
1. Significant Accounting Policies, continued:

  J. Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  K. Stock Split

  On March 1, 1995, the Board of Directors declared a one-for-twenty reverse stock split of its shares of common stock. On May 23, 1995, the stockholders voted on and approved the reverse stock split and the Company conducted the reverse stock split during the third quarter of 1995. All references to number of shares and per share amounts have been restated to reflect the effect of the reverse stock split.

2. Mining Operations of the Company:

  The Company is presently maintaining its inactive mine properties in Park City, Utah. No actual mining operations have taken place since 1982.

  The Company is unable to predict when, if ever, it will be economically feasible for the Company or another company to resume mining operations on its properties. The economic feasibility of resuming mining operations will depend upon, among other things, an increase in metals prices and the resolution of technical problems such as groundwater problems and certain milling applications. The Company cannot currently predict the metals prices which would allow for economic mining operations. If the Company or another operator resumes active mining operations on the properties, it would be necessary to update or acquire certain additional permits, licenses or approvals from the appropriate governmental agencies. If necessary, a valuation allowance is recorded to reflect an impairment in the carrying value of mining property and equipment.

  From time to time the Company performs underground tunnel maintenance and repair services for other entities, principally Park City Municipal Corporation.

3. Bank Financing:

  In July 1995, the Company obtained a financing commitment from a local bank totaling $5,576,483, consisting of a development loan of $3,154,260 and two standby letters of credit totaling $2,422,223. Interest on outstanding borrowings is paid monthly at 1 1/2 percent above the bank's prime lending rate (8.5% at December 31, 1995). At December 31, 1995, the outstanding principal balance on the loan was $298,915. Borrowings are collateralized by the land and improvements of the Hidden Meadows development and are payable in full on July 13, 1996. The letters of credit expire on January 1, 1997.

  In December 1995, the Company obtained an additional $1,000,000 development loan from the same bank. Borrowings will bear interest at 1 1/2 percent over the bank's prime lending rate (8.5% at December 31, 1995), will be collateralized by the remaining land and improvements of the Hidden Meadows development, and will be due December 1, 1996. The Company had not drawn any funds against the loan at December 31, 1995.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

4. Ski Leases:

  The Company has leased certain surface rights representing approximately 5,273 acres to Greater Park City Company for use in its resort operations. Greater Park City Company has assigned its rights in a separate lease to Deer Valley Resort Company. The term of each lease has been extended to April 30, 2011 by notice to the Company. The lessees have the right to extend each lease for two additional periods of 20 years each. Annual rentals are calculated as a percent of Gross Ski Revenue as defined by the lease agreement and subsequent amendments thereto, but not less than a minimum annual rental fee of fifty cents per acre leased. Greater Park City Company and Deer Valley Resort Company paid United Park for the 1993-94 ski season, a total of $129,032 and for the 1994-95 ski season, a total of $148,875.

5. Income Taxes:

  The income tax benefit for the year ended December 31, 1995 consists of the following:

           Current tax (provision)........................ $  (7,196)
           Deferred tax benefit...........................   475,202
                                                           ----------
                                                           $  468,006
                                                           ==========

  The Company recognized no tax benefit from the loss generated in 1994.

  The reported benefit from income taxes for 1995 varies from the amount that would be provided by applying the statutory U. S. Federal income tax rate to income before taxes for the following reasons:

           Federal statutory tax provision................ $ 103,792
           Increase (reduction) in taxes resulting from:
            State income taxes (net of federal benefit)...    10,074
            Alternative minimum tax......................      7,196
            Change in valuation allowance................   (475,202)
            Utilization of tax loss carryforward.........   (114,411)
                                                                 545
            Other........................................  ---------
                                                           $(468,006)
           Provision (benefit) for income taxes..........  =========

  At December 31, 1995 the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $12,676,000 and $5,385,000, respectively, which will expire between 1996 and 2010 if not used to reduce future taxable income.

  The components of the net deferred tax asset as of December 31, 1995 are as follows:

           Deferred tax assets:
            Tax net operating loss carryforwards.........  $4,539,591
            Tax credit carryforwards.....................      13,172
                                                           (3,997,758)
            Valuation allowance..........................  ----------
              Total deferred tax asset...................     555,005
           Deferred tax liability:
                                                              (79,803)
            Excess tax depreciation......................  ----------
                                                           $  475,202
            Net deferred tax asset.......................  ==========

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

5. Income Taxes, continued:

  The valuation allowance at December 31, 1995 has been provided to reduce the total deferred tax assets to the amount which is considered more likely than not to be realized. The net change in the valuation allowance for the year ended December 31, 1995 was $628,937. The change relates primarily to a reduction in the valuation allowance due to current year utilization of net operating loss carryforwards, a revised estimate of the expected future utilization of net operating loss carryforwards and the expiration of state net operating loss carryforwards. A majority of the change in the valuation allowance is due to expected future utilization of net operating loss carryforwards through net income to be generated from sales of lots at the Hidden Meadows and Morning Star Estates subdivisions or other property that have occurred subsequent to year-end, or are anticipated through 1996. This resulted in a reported tax benefit of $475,202 for 1995. The Company has not assumed future net income on sales of property that has not been approved by the applicable municipality.

  The net change in the valuation allowance for the year ended December 31, 1995 was $66,004. The change relates primarily to that year's net operating loss and the expiration of state net operating loss carryforwards.

6. Industry Segments:

  The industry segments of the Company are defined as Mining, Real Estate, Mine Tour and Corporate.

DECEMBER 31, 1995:          MINING    REAL ESTATE  MINE TOUR  CORPORATE     TOTAL
- ------------------        ----------  -----------  ---------  ----------  ----------
Revenue.................  $  116,862  $4,359,600   $  81,029  $1,081,071  $5,638,562
Operating income (loss).  (1,153,835)  1,773,805    (177,387)   (137,313)    305,270
Identifiable assets.....     610,659  12,048,402   4,645,814     842,538  18,147,413
Depreciation............    (140,239)                (27,197)    (52,041)   (219,477)
Capital expenditures,
 including deferred real
 estate development
 costs..................     143,375   2,702,520   4,009,812      52,601   6,908,308
DECEMBER 31, 1994:          MINING    REAL ESTATE  MINE TOUR  CORPORATE     TOTAL
- ------------------        ----------  -----------  ---------  ----------  ----------
Revenue.................  $  113,101  $2,569,098              $  178,149  $2,860,348
Operating income (loss).  (1,237,264)  1,440,139                (905,267)   (702,392)
Identifiable assets.....     626,161  11,165,762               3,823,697  15,615,620
Depreciation............    (110,996)     (3,026)                (48,334)   (162,356)
Capital expenditures,
 including deferred real
 estate development
 costs..................     214,718     966,942                  50,866   1,232,526

  Corporate revenue in 1995 includes $750,000 of cash and water rights received in a settlement with a third party.

7. Contingencies:

  Litigation and Settlement Agreement

  In May 1986, the Company filed a lawsuit against Greater Park City Company ("GPCC"), Royal Street Land Company, Royal Street of Utah, and Deer Valley Resort Company related to agreements which resulted in the restructuring of Greater Park City Company in 1975 and later performance under these agreements. The defendants filed counterclaims against the Company.

  On November 13, 1995, an Order of Dismissal With Prejudice of all of the Company's remaining claims and all of GPCC's claims was signed by the Court and also filed, thereby finally disposing of all of the remaining aspects of this litigation.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

7. Contingencies, continued:

  On November 6, 1992, the Company entered into a Settlement Agreement and Release ("Settlement Agreement") with Royal Street Land Company, Deer Valley Resort Company, Royal Street of Utah, Royal Street Development Company (collectively "Deer Valley"), and Wells Fargo Bank, N.A. In this Settlement Agreement, the Company, Deer Valley, and Wells Fargo agreed, among other things, to dismiss with prejudice the claims and counterclaims.

  The Settlement Agreement provides the Company the opportunity to develop, without the encumbrance of the Deer Valley Ski Lease, certain parcels of land which are currently subject to the Deer Valley Ski Lease. The Settlement Agreement further provides Deer Valley the opportunity to acquire the Company's interest in the surface estate to the balance of the land within the Deer Valley Ski Lease. Both the Company's and Deer Valley's opportunities concerning those parcels of land covered under the Deer Valley Ski Lease are contingent upon master plan approval by Park City Municipal Corporation and acceptance of the master plan by the Company.

  If Park City Municipal Corporation does not approve the master plan or if the Company does not accept the master plan, the land within the Deer Valley Ski Lease will remain encumbered by the Deer Valley Ski Lease. If master plan approval is obtained and accepted, the Deer Valley Ski Lease will be terminated. The Company could then proceed to develop those certain parcels of land which were formerly encumbered by the Deer Valley Ski Lease and would convey the balance of the surface estate of the land formerly encumbered by the Deer Valley Ski Lease to Deer Valley.

  Additionally, if and when the master plan is accepted by both the Company and Park City Municipal Corporation, the exchange of the land surface rights by the Company for the termination of the Deer Valley Ski Lease and right to develop the land previously encumbered by the lease will represent an exchange of similar productive assets. Accordingly, the Company will transfer its basis in the land surface rights to the basis in the land to be developed that was previously encumbered by the Deer Valley Ski Lease, with no gain or loss recognized.

8. Retirement Savings Plan:

  The Company has a contributory 401(k) Retirement Savings Plan covering all employees who have completed one year of continuous service and have attained the age of 21. Under the provisions of the Plan, the Company contributes $0.50 for each dollar contributed by eligible employees up to a limit of $1,000 per employee per year. Company contributions are 100% vested after six years of continuous service. Total Company expense for the plan in 1995 and 1994 was $14,980 and $14,070, respectively.

9. Stock Options:

  In 1993, the shareholders of the Company approved a stock option plan ("Plan") for key employees and consultants of the Company. Pursuant to the terms of the Plan, as amended, 125,000 shares of the Company's $0.01 par value common stock are reserved for issuance thereunder. The Plan consists of two autonomous, separately administered programs: an "Employee Program" and a "Consultant Program." The Employee Program is for key employees (including employees who are members of the Company's Board of Directors), and the Consultant Program is for consultants (including non-employee members of the Board of Directors). Stock Options granted under the Employee Program are intended to be Incentive Stock Options as defined in the Internal Revenue Code, and stock options granted under the Consultant Program are intended to be Non-statutory Stock Options.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

9. Stock Options, continued:

  Under the Employee Program, a stock option committee ("Committee") of the Board of Directors will, in its sole discretion, approve the grant of options to key employees based upon the performance and contribution of each such key employee and based upon the results achieved by the Company. The Committee will also set the terms and conditions of the individual stock option grants under the Employee Program within the framework of the Plan.

  Under the Consultant Program, the entire Board of Directors will, in its sole discretion, approve the grant of options to consultants, including individual members of the Board of Directors. The Board of Directors will set the terms and conditions of the individual stock option grants under the Consultant Program, within the framework of the Plan.

  No options may be granted under the Plan after June 10, 2003. Options granted under the Plan are exercisable in such installments and for such periods as specified by the Board of Directors and the Committee at the time of grant, but may not be exercisable more than ten years after the date of grant (five years for shareholders owning 10% or more of the Company's outstanding stock).

  The option price with respect to each option will be determined by the Committee or the Board of Directors of the Company, but shall not be less than 100% of the fair market value of the common stock of the Company at the time the option is granted (110% for a shareholder owning 10% or more of the Company's outstanding stock).

  Outstanding stock options must be exercised during employment or within three months after termination (other than by reason of death) as to any shares of Common Stock which the employee might have purchased as of the date of termination.

  The Plan provides that new stock options can be granted under the Plan to holders of existing options in exchange for cancellation of the existing options, in the sole discretion of the Committee or the Board of Directors.

  Changes in stock options under the Company's incentive and non-statutory stock option plan were as follows:

      DECEMBER 31, 1994:                            SHARES PRICE RANGE PER SHARE
      ------------------                            ------ ---------------------
      Canceled..................................... 22,500     $       0.420
      Granted...................................... 37,500             6.874
      Expired...................................... 15,000     $20.00--5.000
      Outstanding at December 31, 1994............. 37,500             6.874
      Exercisable.................................. 37,500             6.874
      DECEMBER 31, 1995                             SHARES PRICE RANGE PER SHARE
      -----------------                             ------ ---------------------
      Outstanding at December 31, 1995............. 37,500     $       6.874
      Exercisable.................................. 37,500             6.874

  At December 31, 1995, a total of 87,500 shares were available for grants of additional options under the plan.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

DIRECTORS

- -------------------------------------------------------------------------------

           ALAN L. GORDON*                          JOSEPH S. LESSER*
    Vice President and Treasurer                     General Partner
        Loeb Partners Realty                      Loeb Partners Realty

         EDWIN L. OSIKA, JR.                          HANK ROTHWELL
Executive Vice President, Secretary,          President and Chief Executive
            and Treasurer                                Officer
   United Park City Mines Company            United Park City Mines Company

*Denotes Member of Audit Committee

OFFICERS

- -------------------------------------------------------------------------------

            HANK ROTHWELL                          EDWIN L. OSIKA, JR.
    President and Chief Executive         Executive Vice President, Secretary,
               Officer                                and Treasurer
   United Park City Mines Company            United Park City Mines Company

CORPORATE ADDRESS AND TELEPHONE NUMBER

- -------------------------------------------------------------------------------

                        United Park City Mines Company
                                P. O. Box 1450
                 1 1/2 Miles South of Park City on Highway 224
                              Park City, UT 84060
                                (801) 649-8011

TRANSFER AGENT AND REGISTRAR

- -------------------------------------------------------------------------------

Address changes or questions on stock transfers should be directed to the Transfer Agent:

                    First Chicago Trust Company of New York
                               30 West Broadway
                         New York, New York 10007-2192
                                (212) 791-6422

FORM 10-KSB

- -------------------------------------------------------------------------------

A copy of the Company's 1995 Annual Report on Form 10-KSB (without exhibits) will be provided without charge to shareholders upon written request to :
Corporate Secretary, United Park City Mines Company, P. O. Box 1450, Park City, Utah 84060. Exhibits to the Form 10-KSB will be available upon advance payment of reproduction costs at 25c per page.

SUBSIDIARIES

- -------------------------------------------------------------------------------

Blue Ledge Corporation
The Weber Coal Company
Park City Silver Mine Adventure, Inc.