Form 10KSB, Exhibit 13
period 1996-12-31
UNITED PARK CITY MINES CO
filed 1997-04-15
CIK 101424

                                  EXHIBIT 13.1

                                     [ART]


                                      1996
                         ANNUAL REPORT TO STOCKHOLDERS

TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
BUSINESS AND PROPERTIES...................................................    2
  General.................................................................    2
  Real Estate.............................................................    2
  Mine Maintenance........................................................    3
  Mine Tour Attraction....................................................    5
  Title To Properties.....................................................    5
  Resort Agreements.......................................................    5
  Employees...............................................................    6
LEGAL PROCEEDINGS.........................................................    7
  United States of America v. 106.79 Acres of Land, United Park City Mines
   Company, et al.........................................................    7
  Charles Frank Gillmor, et al. v. United Park City Mines Company, et
   al.....................................................................    7
  Steven Megur and Susan Megur v. United Park City Mines Company, et al...    7
MARKET FOR UNITED PARK CITY MINES COMPANY'S STOCK.........................    8
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................    9
  Liquidity and Capital Resources.........................................    9
    Real Estate Development...............................................    9
    Water.................................................................   10
    Mine Maintenance......................................................   10
    Mine Tour Attraction..................................................   12
    Resort Litigation.....................................................   12
    Cash Flow.............................................................   12
  Results of Operations...................................................   13
    1996 Compared with 1995...............................................   13
    Outlook...............................................................   14
  Impact of Recently Issued Accounting Standards..........................   14
LIST OF CONSOLIDATED FINANCIAL STATEMENTS.................................   15

                                    [LOGO]

                                                                  APRIL 8, 1997

To Our Stockholders:

  The Company's two most recent real estate developments, Morning Star Estates and Hidden Meadows, have been well received. All of the lots in the Morning Star Estates subdivision have been successfully marketed, and already more than one-third of the lots in the Hidden Meadows subdivision have been sold-- despite a somewhat slower than expected real estate market in 1996. The recent selection of Utah as the host for the 2002 Winter Olympic Games and the numerous skiing and alpine venues which will be held in close proximity to Park City will only enhance the Company's real estate values and development potential.

  I am also excited by the progress during the past year toward obtaining approval for the Company's major Flagstaff Mountain project. The Company anticipates final approval of this project during 1997. The Flagstaff Mountain project will be a major master-planned expansion of the upscale Deer Valley Ski Resort. As presently designed, the project will include a mixture of ski-in/ski-out single family housing, multi-family housing, hotel, and commercial and retail space.

  The Company's Park City Silver Mine Adventure, an amusement/educational attraction combining the tour of an actual underground mine, historical exhibits, theaters, a gift shop, food concession and a special events facility, has become a favorite attraction for both the locals and tourists. Since it opened in December, 1995, the mine tour attraction has been visited by more than 136,000 guests, contributing over $1.3 million to the Company's revenue during 1996. The Company is aggressively undertaking a number of steps to increase revenues while decreasing overall operating expenses for the mine tour attraction. Management believes that the mine tour attraction should cover its direct costs during 1997 and will soon be contributing to the Company's cash flows.

  After posting a net profit of $773,296 on revenues of $5,638,562 in 1995, the Company sustained a loss of $594,237 on revenues of $6,246,935 in 1996. The loss in 1996 is attributable to several factors, including slower than expected lot sales in the Company's Hidden Meadows subdivision and costs associated with the initial year of operations of the Company's mine tour attraction exceeding revenues.

  Although the 1996 operating loss is disappointing in view of the Company's promising results in 1995, I remain optimistic concerning the long term prospects for our Company.

  The Company's real estate assets are world class, its mine tour attraction is first rate, its employees are committed, and its prospects for the future are very good. The upcoming year promises to be filled with new challenges and opportunities.

                                          Sincerely,

                                          /s/ Hank Rothwell

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

REAL ESTATE

  United Park owns the surface estate to more than 8,300 acres of land. Of this land, United Park leases to ski resort operators its surface estate to approximately 5,300 acres for skiing. (See "Resort Agreements.") However, United Park has the right to sell certain portions of the leased properties, subject to the lessees' right of first refusal to purchase the properties. United Park believes that a substantial portion of its land, including land not subject to lease and land which may become unencumbered by the leases in the future, may be suitable for resort, residential, commercial, or industrial development.

  During 1992, Blue Ledge Corporation ("Blue Ledge"), a wholly owned subsidiary of the Company, received approvals for development of twelve single family estate lots ("Morning Star Estates") on approximately 175 acres of land located north of the Deer Valley Ski Area near Park City, Utah. Blue Ledge completed the improvements for the Morning Star Estates subdivision during 1994 and repaid the financing obligations for the project in the first quarter of 1994. Blue Ledge sold nine of the twelve Morning Star Estates lots during 1993 and 1994. Two lots were sold by Blue Ledge during 1995 and the remaining one lot was sold during the first quarter of 1996.

  In the third quarter of 1995, Blue Ledge received approval for annexation and master plan of a proposed single family lot subdivision, Hidden Meadows, on approximately 258 acres of land adjacent to the Morning Star Estates subdivision. The Hidden Meadows subdivision is a 45 lot subdivision, which was developed and substantially completed during 1995. Blue Ledge sold eleven lots in the Hidden Meadows subdivision in 1995 and seven lots in 1996. Since December 31, 1996, Blue Ledge has sold two additional lots and has another four lots under contract to close in 1997.

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

  On November 6, 1992, United Park entered into a Settlement Agreement and Release ("Settlement Agreement") with Royal Street Land Company, Deer Valley Resort Company, Royal Street of Utah, Royal

Street Development Company (collectively "Deer Valley"), and Wells Fargo Bank, N.A. In the settlement, Deer Valley conveyed its interests in certain water rights, located in Wasatch and Summit Counties, Utah, to United Park, and United Park assigned its contract right with Park City for 400 acre feet per year of snow-making water to Deer Valley. The Settlement Agreement also provides United Park the opportunity to develop, without the encumbrance of the Deer Valley Ski Lease, certain parcels of land which are currently subject to the Deer Valley Ski Lease. The Settlement Agreement further provides Deer Valley the opportunity to acquire United Park's interest in the surface estate to the balance of the land within the Deer Valley Ski Lease. Both United Park's and Deer Valley's opportunities concerning these parcels of land currently under the Deer Valley Ski Lease are contingent upon master plan approval by Park City and acceptance of the master plan by United Park. During 1993, the Company actively worked on the design of a real estate development project on Flagstaff Mountain in Deer Valley. The Company requested annexation and master plan approval for the project from Park City during 1994. The Company has refined and improved the master plan and vigorously pursued approval for the project during 1995 and 1996. Park City is currently finalizing its review of the Company's request for annexation and master plan approval and it is anticipated that Park City will act upon the annexation and master plan during 1997.

  Some of the factors that influence the development of the Company's real estate include competition, cooperative agreements with other parties, governmental approvals, master plans, engineering, installation of utility service, and financing. The Company also faces competition in its real estate development activities from developers that have completed and are currently marketing other development projects in the Park City area. The market for developed real estate in the Park City area is also subject to seasonal fluctuations, with most sales occurring during the ski season from December through March of each year. The Company believes that the quantity and variety of its real estate holdings, which may be suitable for resort, residential, industrial or commercial uses, gives the Company a competitive advantage and the ability to adapt to changing market conditions. The Company occasionally sells parcels of land outside of United Park's development areas, as opportunities become available.

  While the real estate market in the Park City area has improved during prior years, it did not continue to improve in the same manner during 1996.

  The International Olympic Committee chose the Salt Lake City metropolitan area, including Park City, to host the 2002 Winter Olympic Games. The Company believes that the national exposure of the Park City area during the 2002 Winter Olympic Games will favorably impact real estate values.

MINE MAINTENANCE

  United Park owns the mineral estate to more than 13,400 acres of land principally located near or in Park City, Utah, with the exception of 21 acres of patented mining claims located in Beaver County, Utah. United Park's total mining properties consist of more than 10,500 acres of patented (fee title) mining claims, together with an additional 2,726 acres of fee lands and 201 acres of unpatented mining claims. Portions of the surface estate of these properties have been sold; however, United Park has retained the surface estate to more than 8,300 acres, which was described under "Real Estate."

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

  The Company, from time to time, performs tunnel maintenance and repair work for other entities on a contract basis. United Park performs work for Park City in the Judge Tunnel and the Spiro Tunnel. The Company anticipates further contract work in 1997.

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

  United Park remains in compliance under its environmental and regulatory permits issued by various governmental agencies. A portion of United Park's mining property, known as "Richardson Flat Tailings," which the Company monitors under its UPDES permit, has been subject to testing and evaluation by the EPA under the National Contingency Plan pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). On June 24, 1988, the EPA proposed that the Richardson Flat Tailings site be added to the EPA's National Priorities List ("NPL"), the EPA's listing of national priority hazardous waste sites. The site was dropped from consideration for the NPL on February 11, 1991, in response to the comments submitted by United Park. On February 7, 1992, the EPA again proposed the listing of the Richardson Flat Tailings site to NPL. In April 1992, the Company again submitted written comments opposing the EPA's listing on a number of substantive and procedural grounds. The EPA has neither responded to United Park's comments nor finalized its proposal to list the site. See "Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Mine Maintenance" for a complete description of the proposed listing.

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

  The resumption of mining operations may also be hindered by the recent construction of the Jordanelle Dam and Reservoir in the Bonneville Unit of the Central Utah Project ("CUP"). The Jordanelle Reservoir covers only minor portions of United Park's mining properties, but it could cause United Park's mines to be inundated by the impounded water seeping underground through existing faults and fissures. This underground seepage would exacerbate the current problems caused by groundwater in the mines, such as the necessity of pumping and treating all discharged waters and dewatering additional portions of the mines before mining operations could be resumed. The United States Department of Interior, Bureau of Reclamation ("BOR") began construction of the Jordanelle Dam in 1987 and began filling the Jordanelle Reservoir in 1993. The reservoir was filled ahead of schedule in 1996. Since 1979, the Company has continually provided BOR and other government agencies with oral and written comments concerning the impact of the Jordanelle Dam on the Company's mining properties. The Company has established a system to monitor water flows in its mines. This monitoring system is currently providing data which is being analyzed. The Company intends to continue to pursue the administrative and legal remedies currently available to it and such other appropriate remedies in the future as may be necessary to protect the Company's property rights.

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

MINE TOUR ATTRACTION

  During 1995, the Company, assisted by an outside consultant, finalized the design, development and construction of a mine tour attraction at some of its mining facilities. The mine tour attraction is located at the Ontario Mine and includes history and mining exhibits, multi-media presentations, computer interactive programs, dioramas, a theater, and pictorial displays, along with a gift shop and a food concession. The primary attraction is an underground tour of a part of the Company's Ontario Mine. As part of this attraction, guests descend 1,500 feet into the Ontario Mine, ride a specially designed mine train through mine tunnels, view mine equipment from several different eras, and observe a multi-media presentation. The mine tour attraction is operated by the Company's wholly owned subsidiary Park City Silver Mine Adventure, Inc. and has been well received by the public. The mine tour attraction was opened to the public on December 15, 1995, and approximately 136,000 guests have experienced the mine tour attraction to date.

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

  Although it has not conducted an examination of the public records affecting its properties and has not obtained title opinions or policies of title insurance covering all of its properties, United Park is not aware of any encumbrances, other than those discussed under "Legal Proceedings" and those utility and access easements or rights of way either placed upon the properties by United Park or otherwise affecting the properties.

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

  In addition, United Park entered into three leases with GPCC. These leases have been amended from time to time. The leases, which together cover the surface of approximately 5,300 acres of land, permit the operation of ski lifts and ski runs on the leased land. The term of each lease has been extended to April 30, 2011 by notice to the Company. The lessees have the right to extend each lease for two additional periods of 20 years each. Certain portions of the Company's surface interest in the property subject to the leases may be sold by United Park subject to the lessee's right of first refusal. Under the extension provisions, the leases require the lessees to pay rent to United Park annually at the greater of $0.50 per acre per year or (a) 1.0% of the first $100,000 of gross lift revenue, plus 0.5% of gross lift revenue in excess of $100,000, annually through the fiscal year ending April, 2011; (b) 2.0% of the first $100,000 of gross lift revenue, plus 1.0% of gross lift revenue in excess of $100,000, annually for fiscal years 2012 through 2031; and (c) 3.0% of the first $100,000 of gross lift revenue, plus 1.5% of gross lift revenue in excess of $100,000, annually for fiscal years 2032 through 2051. The Deer Valley and Park City resort operators paid United Park for the 1994-95 ski season a total of $148,875, and for the 1995-96 ski season, a total of $152,448.

EMPLOYEES

  United Park and its subsidiary Park City Silver Mine Adventure, Inc. employ a total of thirty-five full-time employees in their operations. United Park maintains a staff of seven full-time salaried employees in the Ontario #3 office. In addition, United Park maintains a staff of four full-time salaried employees and nine full-time hourly employees, each of whom is an experienced underground miner, for its mine maintenance operations. Park City Silver Mine Adventure, Inc. maintains a staff of four full-time employees and an average of approximately forty part-time employees.

                               LEGAL PROCEEDINGS

  As of March 24, 1997, United Park was a party to the following legal proceedings:

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

    CHARLES FRANK GILLMOR, ET AL. V. UNITED PARK CITY MINES COMPANY, ET AL. Civil No. 94-030-0087QT, Third Judicial District Court, Summit County, Utah

  In the third quarter of 1994, Charles Frank Gillmor and Nadine Gillmor ("Gillmors") filed a complaint in an action to quiet title against United Park, Blue Ledge, and others, as defendants, in which the Gillmors claimed an interest in a number of properties, including a prescriptive easement over, and title to, a portion of Lot 1 of the Morning Star Estates subdivision, a prescriptive easement over another parcel of property owned by Blue Ledge, and title by adverse possession to the surface estate of portions of property owned by Blue Ledge. After the death of Charles Frank Gillmor, Nadine Gillmor ("Gillmor") filed numerous amendments to the Gillmor complaint, and United Park and Blue Ledge responded to the amended complaint by filing an answer denying Gillmor's claims. Blue Ledge also filed a counterclaim against Gillmor for causes of action to: (1) quiet title in the name of Blue Ledge to the surface estate of those portions of the property to which Gillmor had filed a claim; (2) declare that Gillmor has no right, title or interest in or to any portion of the real property comprising the Morning Star Estates subdivision as recorded on the subdivision plat with Summit County, Utah; and (3) declare that Gillmor has no right to an easement across Lot 1 of the Morning Star Estates subdivision, Summit County, Utah.

  On March 25, 1996, the court dismissed with prejudice Gillmor's claims to various easements and any ownership interest in the Morning Star Estates subdivision, and Blue Ledge's counterclaims against Gillmor regarding Gillmor's claim to an easement across, and ownership interest in, the Morning Star Estates subdivision. Therefore, Gillmor's sole remaining claim and Blue Ledge's sole remaining counterclaim in this lawsuit concern the ownership of the surface estate of certain portions of property.

  On June 18, 1996 Gillmor filed a motion for summary judgment to quiet title in the name of Gillmor to the surface estate of the disputed real property. On July 16, 1996, Blue Ledge filed a detailed memorandum in opposition to Gillmor's motion for summary judgment. On September 18, 1996, Gillmor filed a notice of withdrawal of Gillmor's motion for summary judgment. Gillmor has expressed the desire to pursue additional discovery in this case.

    STEVEN MEGUR AND SUSAN MEGUR V. UNITED PARK CITY MINES COMPANY, BLUE LEDGE CORPORATION, ET AL.
    Civil No. 94-C-1026B, United States District Court for the District of
    Utah

  On October 26, 1994, Steven and Susan Megur ("Megurs") filed a complaint against United Park, Blue Ledge, Coleman Land Company, Inc., and others, as defendants, in which the Megurs claimed United Park and Blue Ledge committed fraud against Megurs by reason of the prescriptive easement previously claimed by the

Gillmors across Lot 1 of the Morning Star Estates subdivision. The Megurs also claimed negligent misrepresentation against Coleman Land Company, Inc., the real estate listing agent for Blue Ledge in the Morning Star Estates subdivision, and against United Park and Blue Ledge, by reason of the prescriptive easement previously claimed by the Gillmors across Lot 1. Susan Megur purchased Lot 1 of the Morning Star Estates subdivision from Blue Ledge. The Megurs sought damages against all of the defendants in the amount of $937,838 general damages and $3,000,000 punitive damages. In their answers, United Park, Blue Ledge and the Coleman Land Company, Inc. denied the claims made by the Megurs.

  In an order dated October 31, 1996, granting the motions for summary judgment of United Park and Coleman Land Company. Inc., the court dismissed United Park and Coleman Land Company, Inc. as defendants in this lawsuit. On November 18 through 20, 1996, a trial was held regarding disputed issues of fact as to whether Blue Ledge committed fraud against Megurs. On March 7, 1997, the court entered its memorandum decision and order in this case stating that Megurs had not proven that they were defrauded by Blue Ledge and determining that Blue Ledge has no liability to Megurs. On March 21, 1997, Megurs filed a motion to alter and amend the court's memorandum decision and order, enter judgment for Megurs, or in the alternative, for a new trial. Blue Ledge intends to oppose Megurs' motion.

                        MARKET FOR UNITED PARK'S STOCK

  The common stock of United Park City Mines Company, $.01 par value, is traded on the New York Stock Exchange under the symbol "UPK." As of March 18, 1997, United Park had 2,700,250 outstanding shares of common stock held by approximately 1,021 stockholders of record. During the third quarter of 1995, United Park conducted a reverse stock split and, prior to conducting the reverse stock split, had 54,006,503 shares of common stock outstanding during the first two quarters of 1995. The following table sets forth the high and low sales price for United Park's common stock during the last two years, as reported in the consolidated transaction reporting system and as adjusted for the reverse stock split.

                                                      1996            1995
                                                 --------------- ---------------
                                                  HIGH     LOW    HIGH     LOW
                                                 ------- ------- ------- -------
     First Quarter.............................. $15.625 $14.000 $ 7.500 $ 7.500
     Second Quarter............................. $14.500 $13.875 $22.500 $ 7.500
     Third Quarter.............................. $13.875 $11.625 $16.000 $11.260
     Fourth Quarter............................. $11.500 $ 9.500 $14.500 $ 6.125

  Since its incorporation, United Park has not paid a dividend on its common stock and it does not expect to pay a dividend in the near future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

 Real Estate Development

  Blue Ledge developed approximately 175 acres of land located north of the Deer Valley Ski Area near Park City, Utah during 1993. This land was subdivided into twelve single family estate lots ("Morning Star Estates") and annexed into the city of Park City. Nine lots were sold in 1993 and 1994. During 1995, Blue Ledge sold two of the twelve lots within the Morning Star Estates subdivision and in 1996, sold the remaining one lot within the subdivision. Gross revenue from the sales totaled $387,000 in 1996 and $1,550,000 in 1995. Blue Ledge recognized profit of $168,536 in 1996 and $601,156 in 1995. The majority of the cash generated from these sales was used to pay for subdivision improvements on this and other developments.

  During 1995, Blue Ledge developed a 258 acre parcel of land adjacent to the Morning Star Estates subdivision. This project is known as Hidden Meadows and includes forty-five improved building lots. Blue Ledge sold seven lots in the Hidden Meadows subdivision for $1,780,000 during 1996 and eleven lots for $2,809,600 during 1995. Blue Ledge recognized profit from Hidden Meadows lot sales of $863,829 in 1996 and $1,364,165 in 1995. Proceeds from these sales were used to pay for subdivision improvements, repay loans and fund operations.

  During the first quarter of 1997, Blue Ledge sold two additional lots and has another four lots in the Hidden Meadows subdivision under contract to close in 1997. Blue Ledge is actively marketing the remaining twenty-one Hidden Meadows lots at prices ranging from $125,000 to $400,000 and has projected to sell six lots in addition to those currently under contract during 1997.

  In July 1995, Blue Ledge obtained financing from a local bank totaling $5,576,483, consisting of a development loan of $3,154,260 and two standby letters of credit totaling $2,422,223 for the Hidden Meadows project. The loan was paid in full during 1996 and the letters of credit, as amended, expire on January 1, 1998. The loan was collateralized by the land and improvements of the Hidden Meadows subdivision.

  Blue Ledge obtained an additional $1,000,000 loan from the same bank in December, 1995. At December 31, 1996, all of the funds had been drawn against this loan. The funds were used to fund operations and developments. Unpaid principal on the loan bears interest at 1 1/2 percent over the bank's prime lending rate and is collateralized by the remaining land and improvements of the Hidden Meadows development. This loan was due December 1, 1996 and the loan was extended by the bank to September 30, 1997. At December 31, 1996, Blue Ledge had paid $123,116 to the bank in repayment of the loan from the sales of lots.

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

  If Park City does not approve the master plan or if the Company does not accept the master plan, the land within the Deer Valley Ski Lease will remain encumbered by the Deer Valley Ski Lease. If master plan approval is obtained and accepted, the Deer Valley Ski Lease will be terminated. The Company could then proceed to develop those certain parcels of land which were formerly encumbered by the Deer Valley Ski Lease and would convey the balance of the surface estate of the land formerly encumbered by the Deer Valley Ski Lease to Deer Valley. With the appropriate approvals, the positive impact upon the Company's real estate development could be substantial. In 1993, the Company had begun actively working on the design of a real estate development project on these parcels of land known as Flagstaff Mountain in Deer Valley. In 1994, the Company requested annexation and master plan approval for the project from Park City Municipal Corporation ("Park City"). During 1995 and 1996, the Company revised the master plan and diligently pursued approval for the project. The Company's request for annexation and master plan approval is currently undergoing final review by Park City. Park City is expected to act upon the annexation and master plan during 1997.

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

  In the second quarter of 1995, the Company finalized a settlement with a third party regarding shared costs for tunnel maintenance work which the Company had performed. The Company received water rights with a market value of at least $400,000 which the Company will utilize in future operations, and $350,000 in cash which the Company has used in its operations. The water rights are reflected on the Company's Consolidated Balance Sheet as "Water rights." The total settlement amount of $750,000 was recorded as "Other" revenue on the Company's Consolidated Statements of Operations.

 Mine Maintenance

  In 1991, the Company entered into an agreement with Park City to perform tunnel maintenance work in the Spiro Tunnel and the Judge Tunnel, tunnels which supply some of Park City's culinary water. This contract provided revenue of $50,330 during 1996 and $116,862 during 1995. Additional work will be performed in the tunnels during 1997. The work involves reinforcement of the tunnels to avoid possible cave-ins which may restrict the flow of water.

  The Company incurs direct costs associated with maintaining and holding the Company's mining properties. These costs include, but are not limited to, costs for water treatment and pumping, tunnel maintenance, security, equipment and building maintenance, utilities, fuel, payroll, insurance, property taxes, other taxes, and compliance with various regulations. Due to intensified efforts in its tunnel maintenance activities, the Company expended $1,301,345 in its mine maintenance activities during 1996 and $1,030,289 during 1995.

  United Park continues to remain in compliance under all of its environmental and regulatory permits. A portion of United Park's mining property, known as "Richardson Flat Tailings," was proposed by the United States Environmental Protection Agency ("EPA") on June 24, 1988, by notice published in the Federal Register, to be added to the EPA's National Priorities List ("NPL"), the EPA's listing of national priority hazardous waste sites. United Park submitted written comments opposing the listing of the Richardson Flat Tailings site on a number of procedural and substantive grounds. In a final rule published February 11, 1991, in the Federal Register, and effective as of March 13, 1991, the EPA announced that the Richardson Flat Tailings site would not be listed on the NPL. The EPA withdrew the Richardson Flat Tailings site from the EPA's previous proposal for listing on the NPL because, based on information then available to the EPA, the site scored below the regulatory cut-off for listing.

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

  The Company established a system of monitoring water flows in the Company's mines to gather data on water flows before the Jordanelle Reservoir began to fill, while the reservoir was filling, and after the Jordanelle

Reservoir was completely filled. See "Business and Properties-Mine Maintenance" for a complete discussion of the Jordanelle Dam project. The Company believes that its mines may be inundated by the impounded water in the Jordanelle Reservoir seeping underground through existing faults and fissures. This underground seepage may necessitate additional pumping and water treatment costs. The potential flooding of the mines may also impact the economic feasibility of future mining operation or activities. The Company intends to pursue the administrative and legal remedies available to it and such other remedies as may be necessary to protect its property rights.

 Mine Tour Attraction

  The Company finalized the design and completed construction of the mine tour attraction during 1995. The mine tour attraction, known as Park City Silver Mine Adventure, is located at the Ontario Mine and operated by the Company's wholly owned subsidiary Park City Silver Mine Adventure, Inc. The project included the remodeling and renovation of more than 30,000 square feet of building space above ground and the construction in that building of history and mining exhibits, multi-media presentations, computer interactive programs, dioramas, a theater, and pictorial displays, along with a gift shop and a food concession. The project also included construction underground which consisted of rehabilitation of shafts and tunnels along with the construction of specially designed cages, a mine train, exhibits and a multi-media presentation. The Company capitalized a total of $4,402,901 in connection with the development and construction of the mine tour attraction during 1995 and $306,565 during 1996.

  The Company utilized an outside consultant in the design, construction and first year's operation of the mine tour attraction. The agreement with the outside consultant was terminated in November, 1996, and the Company has hired its own general manager to operate the mine tour attraction and decrease operating expenses.

 Resort Litigation

  On November 13, 1995, a Stipulation and Motion for Dismissal With Prejudice was entered into in order to obtain an Order dismissing all remaining claims in United Park City Mines Company v. Greater Park City Company, et al., Civil No. C86-3347, Third Judicial District Court, Salt Lake County, Utah. An Order of Dismissal With Prejudice disposing of all remaining claims was signed by the Court and also filed on November 13, 1995, thereby finally terminating all of the remaining aspects of this litigation. The Company expended $217,034 in legal fees in 1995. In connection with disposing of all remaining claims, the Company incurred legal fees of $19,206 in 1996. The Company does not anticipate incurring any legal fees in connection with this litigation during 1997.

 Cash Flow

  The Company's Consolidated Statement of Cash Flows indicates net cash provided by operating activities of $619,346 during 1996. In 1996, the Company used existing cash balances, proceeds from the sale of lots, land and buildings, and some of the proceeds from bank borrowings to fund its operations.

  The Company's Consolidated Statement of Cash Flows shows net cash used by operating activities of $385,918 during 1995. In 1995, the Company used existing cash balances and some of the proceeds from the sale of lots to fund its operations.

  At various times throughout 1996, the Company has suffered from a lack of cash flow for its operations due to lower than anticipated sales of lots in its Hidden Meadows subdivision and greater than expected expenses in connection with the mine tour attraction. The Company is currently reviewing various means of providing operating cash, including but not limited to, additional borrowings and a recapitalization of the Company.

  The Company's cash position increased by $676,682 during 1996. The Company used funds from its cash balances, lot sales, real estate sales and loans to fund its operations, the construction of its mine tour attraction and the development of its real estate projects. Of the total loan proceeds of $1,477,882 all but $587,168 was repaid during 1996 using proceeds from lot sales. The Company spent $529,832 on capital expenditures in 1996 and does not expect similar levels of capital activity in 1997 because Hidden Meadows and the mine tour attraction are fully developed and no other projects have yet been approved.

RESULTS OF OPERATIONS

 1996 Compared with 1995

  Revenue in 1996 totaled $6,246,934, an increase of 11% over 1995 revenues. The increase in revenues is primarily the result of increased sales of land and a building outside of the Company's development projects and a full year's operation of the mine tour attraction.

  During 1995, Blue Ledge sold two of the twelve Morning Star Estates lots and in 1996, sold the remaining one lot in the Morning Star Estates subdivision. Blue Ledge recognized a profit of $610,156 or 39% on gross sales of $1,550,000 in 1995 and recognized a profit of $168,536 or 44% on gross sales of $387,000, in 1996. These sales accounted for 27% of the Company's total revenue during 1995 and 6% of the Company's total revenue during 1996.

  Blue Ledge sold seven lots in the Hidden Meadows subdivision and recognized a profit of $863,829 or 49% on gross sales of $1,780,000 during 1996. During 1995, Blue Ledge sold eleven lots in the Hidden Meadows subdivision and recognized a profit of $1,364,165 or 49% on gross sales of $2,809,600. These sales accounted for 28% of the Company's total revenue in 1996 and 50% of the Company's total revenue for 1995.

  The Company experienced a net loss of $594,237 for 1996 and a net income of $773,276 for 1995. The net loss for 1996 is primarily the result of costs exceeding revenue with the mine tour attraction, increased depreciation and property taxes associated with the mine tour attraction and lower than expected sales of lots in the Hidden Meadows subdivision. The net income for 1995 is primarily the result of increased lot sales, a settlement with a third party regarding shared costs for tunnel maintenance work which United Park had performed, and the effect of recognition of the net change in the valuation allowance regarding the recognition of the expected utilization of net operating loss carryforwards.

  During 1996, Park City Silver Mine Adventure, Inc. generated $1,341,831 in revenues and experienced $1,960,611 in operating expenditures. These expenses reflect some one-time/non-recurring marketing costs that are not anticipated to continue. During the fifteen days in 1995 that the mine tour attraction was open, Park City Silver Mine Adventure, Inc. generated $81,029 in revenues and experienced $231,219 in operating expenditures. The mine tour attraction revenues accounted for 21.5% of the Company's total revenue in 1996 and 1.4% of the Company's total revenue for 1995.

  The Company sold two parcels of land outside of its development areas during 1996 for a total of $2,370,000. Land costs of $630,036 were allocated to these sales based upon the relative fair market value of these parcels in relation to all other lands owned by the Company. These sales accounted for 38% of the Company's total revenues in 1996. No such sale was transacted during 1995.

  Interest income decreased 97% during 1996 when compared with 1995. The decrease is the result of smaller cash balances available for investment during 1996.

  The Company's other income decreased 83% during 1996 as a result of a one-time settlement with a third party in 1995 regarding shared tunnel maintenance costs.

  Legal Fees for the Resort Litigation decreased 91% in 1996 as a result of the court's entering an Order for Dismissal with Prejudice in the litigation during 1995.

  The Company experienced a 57% decrease in revenues and expenses associated with contract services as a result of the Company's mine crews being assigned to perform work for the Company rather than for third parties. The Company anticipates that the contract work will increase during 1997.

  Mine maintenance and administrative costs increased 26% during 1996 as a result of increased efforts in the Company's mine tunnel maintenance.

  The Company's depreciation expense increased 156% in 1996 when compared with 1995. The increase is due to the increased assets used in connection with the mine tour attraction.

  The Company incurred $54,377 in interest expense associated with borrowings which were necessary to fund its operations during 1996. The Company made no such borrowings during 1995.

 Outlook

  The Company believes that additional borrowings, a possible restructure of its existing capital resources and anticipated cash flows from operations will provide it with sufficient funds to meet its anticipated capital and operating requirements for 1997.

  Based upon projected revenues and expenses, the Company is optimistic that its wholly owned subsidiary Park City Silver Mine Adventure, Inc. should cover the direct costs of its operations in 1997 and should contribute to the Company's future cash flows.

  The Company believes that it will continue to incur development costs in gaining approval for its Flagstaff Mountain of Deer Valley project and expects to continue funding those costs through borrowings, possible future recapitalization and its cash flows. As development opportunities with other parcels of the Company's real estate arise, the Company intends to pursue those opportunities and will fund such development as it then deems appropriate.

  Blue Ledge anticipates completing twelve sales of building lots in the Hidden Meadows subdivision during 1997. As the development of the subdivision is substantially complete, Blue Ledge does not expect to incur substantial additional costs with this development. During the first quarter of 1997, Blue Ledge has sold two additional lots and has another four lots in the subdivision under contract to close in 1997.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock, and is effective for financial statements issued for periods ending after December 15, 1997. The Company has not determined the impact this standard will have on its reported EPS.

                   LIST OF CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-1
Consolidated Financial Statements:
  Consolidated Balance Sheet, December 31, 1996........................... F-2
  Consolidated Statements of Operations for the years ended December 31,
   1996 and 1995.......................................................... F-4
  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1996 and 1995....................................... F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1996 and 1995.......................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Park City Mines Company and Subsidiaries as of December 31, 1996 and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Salt Lake City, Utah
April 3, 1997

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                     ASSETS

Cash and cash equivalents.......................................... $ 1,050,405
Accounts receivable................................................      45,375
Prepaid expenses...................................................     248,452
Inventories........................................................     107,378
Deferred income taxes..............................................     475,202
Other..............................................................      23,901
                                                                    -----------
                                                                      1,950,713
                                                                    -----------
Real estate:
  Hidden Meadows development.......................................   2,287,332
  Deferred development costs--other................................     861,808
                                                                    -----------
                                                                      3,149,140
                                                                    -----------
Property and equipment:
  Mine shaft, buildings, and equipment.............................   4,120,588
  Mine tour attraction.............................................   4,709,466
  Construction-in-progress.........................................     190,683
  Resort facilities................................................      58,077
  Less accumulated depreciation....................................  (3,979,842)
                                                                    -----------
                                                                      5,098,972
Land less accumulated depletion of $1,062,190......................   7,218,716
Water rights.......................................................     400,000
                                                                    -----------
                                                                     12,717,688
                                                                    -----------
    Total assets................................................... $17,817,541
                                                                    ===========


                                 --continued--

   The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable.................................................... $1,009,138
Accrued liabilities and contracts payable...........................    442,756
Bank notes payable..................................................    866,083
                                                                     ----------
  Total liabilities.................................................  2,337,977
                                                                     ----------
Commitments and contingencies (Notes 7 and 8)

Stockholders' equity:
  Common stock, $.01 par value:
   Authorized: 3,750,000 shares
   Issued: 2,701,544 shares.......................................       27,015
  Capital in excess of par value..................................   31,126,187
  Accumulated deficit.............................................  (15,489,854)
                                                                   ------------
                                                                     15,663,348
  Less cost of treasury stock: 1,294 shares                            (183,784)
                                                                   ------------
  Total stockholders' equity......................................   15,479,564
                                                                   ------------
    Total liabilities and stockholders' equity.................... $ 17,817,541
                                                                   ============


   The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
===============================================================================

                                                            1996        1995
                                                         ----------  ----------
Revenues:
  Lot sales............................................. $2,167,000  $4,359,600
  Sale of land and building.............................  2,370,000
  Mine tour attraction..................................  1,341,831      81,029
  Interest..............................................      4,184     139,871
  Royalties and rentals.................................    185,962     186,984
  Contract services.....................................     50,330     116,862
  Other.................................................    127,628     754,216
                                                         ----------  ----------
                                                          6,246,935   5,638,562
                                                         ----------  ----------
Expenses:
  Cost of lot sales and selling expense.................  1,134,635   2,385,277
  Cost of land and building sold........................    630,036
  Mine tour attraction..................................  1,960,611     231,219
  General and administrative costs......................  1,142,379   1,149,825
  Litigation costs......................................     19,206     217,034
  Mine maintenance and administrative costs.............  1,301,345   1,030,289
  Contract services costs...............................     42,692     100,169
  Depreciation..........................................    562,545     219,477
  Interest..............................................     54,377
                                                         ----------  ----------
                                                          6,847,826   5,333,292
    Net income (loss) before income taxes............... $ (600,891) $  305,270
    Income tax benefit..................................      6,654     468,006
                                                         ----------  ----------
    Net income (loss)................................... $ (594,237) $  773,276
                                                         ==========  ==========
Net income (loss) per share............................. $    (0.22) $     0.28
                                                         ==========  ==========
Weighted average number of shares outstanding...........  2,701,544   2,715,565
                                                         ==========  ==========

   The accompanying notes are an integral part of the consolidated financial statements.
===============================================================================

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           COMMON STOCK    CAPITAL IN     TOTAL       TREASURY STOCK       TOTAL
                         -----------------  EXCESS OF  ACCUMULATED   ----------------  STOCKHOLDERS'
      DESCRIPTION         SHARES   AMOUNT   PAR VALUE    DEFICIT     SHARES  AMOUNT       EQUITY
      -----------        --------- ------- ----------- ------------  ------ ---------  -------------
Balance at December 31,
 1994................... 2,701,544 $27,015 $31,126,187 $(15,668,893) 1,294   (183,784)  $15,300,525
Net Income..............                                    773,276                         773,276
                         --------- ------- ----------- ------------  -----  ---------   -----------
Balance at December 31,
 1995................... 2,701,544  27,015  31,126,187  (14,895,617) 1,294   (183,784)   16,073,801
Net Loss................                                   (594,237)                       (594,237)
                         --------- ------- ----------- ------------  -----  ---------   -----------
Balance at December 31,
 1996................... 2,701,544 $27,015 $31,126,187 $(15,489,854) 1,294  $(183,784)  $15,479,564
                         ========= ======= =========== ============  =====  =========   ===========


   The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
===============================================================================

                                                           1996        1995
                                                        ----------  -----------
Cash flows from operating activities:
  Net income (loss)...................................  $ (594,237) $   773,276
                                                        ----------  -----------
  Adjustments to reconcile net income (loss) to net
   cash used by operating activities:
   Depreciation.......................................     562,545      219,477
   Deferred income taxes..............................                 (475,202)
   Water rights received..............................                 (400,000)
   Increase (decrease) from changes in:
    Restricted cash...................................                  132,267
    Accounts receivable...............................         279       (5,477)
    Prepaid expenses, inventory and other assets......     (28,809)    (209,862)
    Subdivision development costs.....................     688,440     (258,341)
    Deferred development costs--other.................    (144,914)    (401,737)
    Cost of land and net book value of building sold..     456,710
    Accounts payable, contracts payable and accrued
     liabilities......................................    (220,524)     136,681
    Deferred income...................................    (103,000)     103,000
    Other.............................................       2,856
                                                        ----------  -----------
     Total adjustments................................   1,213,583   (1,159,194)
                                                        ----------  -----------
     Net cash provided (used) in operating
      activities......................................     619,346     (385,918)
                                                        ----------  -----------
Cash flows from investing activities:
  Construction-in-progress............................    (144,811)
  Capital expenditures................................    (385,021)  (2,985,867)
                                                        ----------  -----------
     Net cash used in investing activities............    (529,832)  (2,985,867)
                                                        ----------  -----------
Cash flows from financing activities:
  Proceeds from bank note payable.....................   1,477,882    2,550,615
  Principal payments on bank note payable.............    (890,714)  (2,251,700)
                                                        ----------  -----------
     Net cash provided by financing activities........     587,168      298,915
                                                        ----------  -----------
Net increase (decrease) in cash and cash equivalents..     676,682   (3,072,870)
Cash and cash equivalents-beginning of period.........     373,723    3,446,593
                                                        ----------  -----------
Cash and cash equivalents-end of period...............  $1,050,405  $   373,723
                                                        ==========  ===========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the periods presented for: interest
   (net of interest capitalized of $29,697)...........  $   54,377
                                                        ==========  ===========

Supplemental Disclosure of Non-Cash Financing and Investing Activities:

  During 1995, the Company reclassified $1,037,000 of land costs into the Hidden Meadows development.

  Accounts payable at December 31, 1995 included approximately $1,219,921 related to capital asset purchases.

   The accompanying notes are an integral part of the consolidated financial statements.
================================================================================

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

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

  The Company believes that cash flows from the sale of lots in the Hidden Meadows subdivision, cash flows from the operation of its mine tour attraction, additional borrowings and a possible capital restructuring will be sufficient to fund its on-going operations in 1997.

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

  Depreciation for assets purchased after 1982 has been computed on the straight-line method of depreciation over the following useful lives:

        Automobiles, equipment and furniture.........................  3-5 years
        Real property and related improvements.......................   15 years
        Mine tour attraction......................................... 3-20 years

  Upon the sale or retirement of property and equipment, any gain or loss on disposition is reflected in the statement of operations and the related asset cost and accumulated depreciation are removed from the respective accounts.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

1. Significant Accounting Policies, continued:

  The units-of-production method of depletion has been adopted based on estimates of ultimate ore reserves and mine production. However, the provision in any one year is limited by the royalty income received.

  The Company assesses recoverability of the remaining net book value of mine and mine tour attraction related assets based principally on the future net tour attraction revenues. Based on the Company's assessment of anticipated net revenues from the mine tour attraction in 1997, there does not appear to be any impairment of the mine and mine tour attraction net assets.

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

  I. Reclassifications

  Certain amounts from 1995 have been reclassified to conform to the current year's presentation. These reclassifications had no effect on net loss, total assets, total liabilities or stockholders' equity.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

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

3. Bank Financing:

  In July 1995, the Company obtained a financing commitment from a local bank totaling $5,576,483, consisting of a development loan of $3,154,260 and two standby letters of credit totaling $2,422,223. Interest on outstanding borrowings is paid monthly at 1 1/2 percent above the bank's prime lending rate (8.5% at December 31, 1995). At December 31, 1995, the outstanding principal balance on the loan was $298,915. Borrowings were collateralized by the land and improvements of the Hidden Meadows development and were paid in full during 1996. The letters of credit expired on January 1, 1997 and have been renewed through January 1, 1998.

  In December 1995, the Company obtained an additional $1,000,000 loan from the same bank and borrowed the full amount during 1996. Borrowings bear interest at 1 1/2 percent over the bank's prime lending rate (8.5% at December 31, 1995 and 8.25% at December 31, 1996), are collateralized by the remaining land and improvements of the Hidden Meadows development, and were due December 1, 1996. The Company extended the due date of the loan to September 30, 1997 and has re-paid $123,116, plus accrued interest, on the loan.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

================================================================================

4. Ski Leases:

  The Company has leased certain surface rights representing approximately 5,273 acres to Greater Park City Company for use in its resort operations. Greater Park City Company has assigned its rights in a separate lease to Deer Valley Resort Company. The term of each lease has been extended to April 30, 2011 by notice to the Company. The lessees have the right to extend each lease for two additional periods of 20 years each. Annual rentals are calculated as a percent of Gross Ski Revenue as defined by the lease agreement and subsequent amendments thereto, but not less than a minimum annual rental fee of fifty cents per acre leased. Greater Park City Company and Deer Valley Resort Company paid United Park for the 1994-95 ski season, a total of $148,875 and for the 1995-96 ski season, a total of $152,448.

5. Income Taxes:

  The income tax benefit for the years ended December 31, 1996 and 1995 consists of the following:

                                                               1996     1995
                                                              ------  --------
       Current tax provision................................. $ (542) $ (7,196)
       Deferred tax benefit..................................  7,196   475,202
                                                              ------  --------
       Income tax benefit.................................... $6,654  $468,006
                                                              ======  ========

  The reported benefit from income taxes varies from the amount that would be provided by applying the statutory U. S. Federal income tax rate to income before taxes for the following reasons:

                                                            1996       1995
                                                          ---------  ---------
       Federal statutory tax (benefit) provision......... $(204,303) $ 103,792
       Increase (reduction) in taxes resulting from:
         State income taxes (net of federal benefit).....   (19,829)    10,074
         Alternative minimum tax.........................     7,196
         Change in valuation allowance...................   212,256   (475,202)
         Utilization of tax loss carryforward............             (114,411)
         Other...........................................     5,222        545
                                                          ---------  ---------
       Income tax benefit................................ $  (6,654) $(468,006)
                                                          =========  =========

  At December 31, 1996 the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $14,248,609 and $5,915,659 respectively, which will expire between 1997 and 2011 if not used to reduce future taxable income.

  The components of the net deferred tax asset and liability as of December 31, 1996 are as follows:

       Deferred tax assets:
         Tax net operating loss carryforwards....................... $5,039,744
         Tax credit carryforwards...................................      5,447
         Charitable contributions carryover.........................      5,268
         Valuation allowance........................................ (4,177,135)
                                                                     ----------
           Total deferred tax asset.................................    873,324
       Deferred tax liability:
         Excess tax depreciation and amortization...................   (398,122)
                                                                     ----------
         Net deferred tax asset..................................... $  475,202
                                                                     ==========

===============================================================================

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

5. Income Taxes, continued

  The valuation allowance at December 31, 1996 has been provided to reduce the total deferred tax assets to the amount which is considered more likely than not to be realized. The net increase in the valuation allowance for the year ended December 31, 1996 was $179,377. The change in the valuation allowance is due to a revised estimate of the expected future utilization of federal net operating loss carryforwards and the expiration of state net operating loss carryforwards.

  The net decrease in the valuation allowance for the year ended December 31, 1995 was $628,937. The change relates primarily to a reduction in the valuation allowance due to utilization of net operating loss carryforwards, a revised estimate of the expected future utilization of net operating loss carryforwards and the expiration of state net operating loss carryforwards.

6. Industry Segments:

  The industry segments of the Company are defined as Mining, Real Estate, Mine Tour and Corporate.

DECEMBER 31, 1996:          MINING     REAL ESTATE  MINE TOUR   CORPORATE      TOTAL
------------------        -----------  ----------- -----------  ----------  -----------
Revenue.................  $    58,964  $ 3,885,660 $ 1,341,831  $  960,480  $ 6,246,935
Operating income
 (loss).................   (1,489,187)   2,053,479  (1,016,075)   (149,108)    (600,891)
Identifiable assets.....      860,899   10,329,797   4,517,316   1,357,444   17,065,456
Depreciation............      163,041        4,221     352,812      42,471      562,545
Capital expenditures,
 including deferred real
 estate development
 costs..................      213,528      338,852     311,820         200      864,400
DECEMBER 31, 1995:          MINING     REAL ESTATE  MINE TOUR   CORPORATE      TOTAL
------------------        -----------  ----------- -----------  ----------  -----------
Revenue.................  $   116,862  $ 4,359,600 $    81,029  $1,081,071  $ 5,638,562
Operating income
 (loss).................   (1,153,835)   1,773,805    (177,387)   (137,313)     305,270
Identifiable assets.....      610,659   12,048,402   4,645,814     842,538   18,147,413
Depreciation............     (140,239)                 (27,197)    (52,041)    (219,477)
Capital expenditures,
 including deferred real
 estate development
 costs..................      143,375    2,702,520   4,009,812      52,601    6,908,308

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

  On November 6, 1992, the Company entered into a Settlement Agreement and Release ("Settlement Agreement") with Royal Street Land Company, Deer Valley Resort Company, Royal Street of Utah, Royal


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

7. Contingencies, continued

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

8. Retirement Savings Plan:

  The Company has a contributory 401(k) Retirement Savings Plan covering all employees who have completed one year of continuous service and have attained the age of 21. Under the provisions of the Plan, the Company contributes $0.50 for each dollar contributed by eligible employees up to a limit of $1,000 per employee per year. Company contributions are 100% vested after six years of continuous service. Total Company expense for the plan in 1996 and 1995 was $18,474 and $14,980, respectively.

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

  Under the Employee Program, a stock option committee ("Committee") of the Board of Directors will, in its sole discretion, approve the grant of options to key employees based upon the performance and contribution

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

9. Stock Options, continued:

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

  Changes in stock options under the Company's incentive and non-statutory stock option plan were as follows:

      DECEMBER 31, 1995:                            SHARES PRICE RANGE PER SHARE
      ------------------                            ------ ---------------------
      Outstanding at December 31, 1995............. 37,500        $6.874
      Exercisable.................................. 37,500         6.874
      DECEMBER 31, 1996:                            SHARES PRICE RANGE PER SHARE
      ------------------                            ------ ---------------------
      Outstanding at December 31, 1996............. 37,500        $6.874
      Exercisable.................................. 37,500         6.874

  At December 31, 1996, a total of 87,500 shares were available for grants of additional options under the plan.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

DIRECTORS

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

                        United Park City Mines Company
                                P. O. Box 1450
                 1 1/2 Miles South of Park City on Highway 224
                              Park City, UT 84060
                                (801) 649-8011

TRANSFER AGENT AND REGISTRAR

-------------------------------------------------------------------------------

Address changes or questions on stock transfers should be directed to the Transfer Agent:

                    First Chicago Trust Company of New York
                                 P.O. Box 2532
                          Jersey City, NJ 07303-2532

FORM 10-KSB

-------------------------------------------------------------------------------

A copy of the Company's 1996 Annual Report on Form 10-KSB (without exhibits) will be provided without charge to shareholders upon written request to:
Corporate Secretary, United Park City Mines Company, P. O. Box 1450, Park City, Utah 84060. Exhibits to the Form 10-KSB will be available upon advance payment of reproduction costs at 25c per page.

SUBSIDIARIES

-------------------------------------------------------------------------------

Blue Ledge Corporation
The Weber Coal Company
Park City Silver Mine Adventure, Inc.