Form 10KSB/A, Exhibit 13
period 1995-12-31
UNITED PARK CITY MINES CO
filed 1997-05-29
CIK 101424

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


Coopers & Lybrand L.L.P.

Salt Lake City, Utah
March 11, 1996

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1995

--------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1995

--------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

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
            Net deferred tax asset.......................  ==========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                UNITED PARK CITY MINES COMPANY AND SUBSIDIARIES

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

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

DECEMBER 31, 1995:          MINING    REAL ESTATE  MINE TOUR  CORPORATE     TOTAL
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
DECEMBER 31, 1994:          MINING    REAL ESTATE  MINE TOUR  CORPORATE     TOTAL
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